UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-10277

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Ryutaro Kusama
Name: Title:	Ryutaro Kusama Chief Manager, General Affairs Corporate Administration Division

TABLE OF CONTENTS

Page
Financial Review	1
Unaudited Consolidated Financial Statements as of and for the Six Months Ended September 30, 2004 and 2005	F-1

FINANCIAL REVIEW

Introduction

We are a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Commercial Code of Japan. Formed through the merger between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. implemented on October 1, 2005, we are the largest banking group in the world when measured by total assets. We are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities, Co., Ltd. Through our direct and indirect subsidiaries, we provide a broad range of financial services domestically in Japan and internationally to individual and corporate customers, including commercial banking, investment banking, asset management, trust and securities-related services as well as credit card and consumer financing services. The following operating and financial review relates to our operations and results for the six months ended September 30, 2004 and 2005, which are periods prior to the merger.

Information for the fiscal years ended March 31, 2003, 2004 and 2005 is derived from our audited consolidated financial statements included in our Form 20-F for the fiscal year ended March 31, 2005, as amended by the Form 20-F/A we filed on February 28, 2006.

Core Business Areas

Effective April 1, 2004, we implemented a new integrated business group system, which currently integrates the operations of Bank of Tokyo-Mitsubishi UFJ, Mitsubishi UFJ Trust Bank and Mitsubishi UFJ Securities in the following three areas — Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Treasury and other.

The financial performance of our business segments is not measured in accordance with U.S. GAAP. The following chart illustrates the relative contributions to operating profit for the six months ended September 30, 2005 of the three core business areas and the other business areas based on our segment information:

Business Trends and Challenges

Reduction of nonperforming loans.    We have been continuously working on reducing nonperforming loans. We met the guideline for the disposal of nonperforming loans, which was based on a Japanese regulation established under the program for financial revival announced by the Japanese government in October 2002. Under the program, the Financial Services Agency stated that it would strive to normalize the problems with nonperforming loans by March 31, 2005, by working with major Japanese banks to reduce their ratio of nonperforming loans to total loans by about half. The following table sets forth a summary of our nonaccrual and restructured loans, accruing loans that are contractually past due 90 days or more as to principal or interest payments and the allowance for credit losses at March 31, 2003, 2004 and 2005 as well as at September 30, 2004 and 2005:

	At March 31,			At September 30,
	2003	2004	2005	2004	2005
	(in billions, except percentages)
Nonaccrual loans	¥1,413.6	¥1,083.1	¥822.4	¥1,366.3	¥676.2

Restructured loans	1,319.0	632.4	454.2	413.9	419.7

Accruing loans contractually past due 90 days or more	20.4	15.6	10.1	11.5	13.1

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	5.68%	3.57%	2.52%	3.46%	2.13%

Allowance for credit losses	¥1,360.1	¥888.1	¥740.7	¥938.2	¥617.3

Allowance for credit losses as a percentage of loans	2.81%	1.83%	1.45%	1.81%	1.19%

Allowance for credit losses as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	49.41%	51.30%	57.57%	52.36%	55.66%

In the future, we may suffer additional losses due to new nonperforming loans, and our allowance for credit losses may be insufficient to cover future loan losses.

Broader range of products.    The recent reduction of barriers among the banking, securities and insurance businesses has enabled us to engage in businesses such as sales of annuity and investment trusts to retail banking customers, which we were not permitted to do before. We have been seeking, and will continue to seek, to increase our fees and commissions by taking advantage of the relaxation of regulations that had limited our ability to engage in various business areas.

Greater competition.    We face strong competition in all of our principal areas of operation as a result of the relaxation of regulations relating to Japanese financial institutions. Deregulation has eliminated barriers between different types of Japanese financial institutions, which are now able to compete directly against one another. Deregulation and market factors have also facilitated the entry of various large foreign financial institutions into the Japanese domestic market. Greater competition may prevent us from increasing our level of fee income in the future.

External economic conditions.    The financial services industry and the global financial markets are influenced by many unpredictable factors, including economic conditions, monetary policy, international political events, liquidity in global markets and regulatory developments. Our operations are significantly affected by external factors, such as the level and volatility of interest rates, currency exchange rates, stock and real estate markets and other economic and market conditions. In addition, we hold a significant number of bonds and equities. These holdings expose us to risk of losses resulting from a decline in market prices. Accordingly, our results of operations may vary significantly from period to period because of unpredictable events, including unexpected failures of large corporate borrowers, defaults in emerging markets and market volatility.

Recent Developments

Announcement of Revitalization Plan

On February 17, 2006, we submitted a revitalization plan to the Financial Services Agency of Japan. We were required to submit the revitalization plan because of the preferred stock that we issued to the Resolution and Collection Corporation, a Japanese government entity, as part of our merger with UFJ Holdings. UFJ Holdings was previously a recipient of public funds from the Resolution and Collection Corporation in the form of a preferred stock investment.

As part of our revitalization plan, we outlined our future business strategies including our goals to achieve cost and revenue synergies by integrating the various operations previously held by MTFG and UFJ Holdings, focusing on our core businesses of retail, corporate and trust assets and ensuring system reliability by fully integrating our IT systems. As part of our revitalization plan, we stated our intent to repay the remainder of our preferred shares currently held by the Resolution and Collection Corporation by the end of the fiscal year ending March 31, 2007, subject to our operating results and other factors. We also set forth various operating targets on the basis of Japanese GAAP and other Japanese banking regulatory measures, which we aim to achieve, in the revitalization plan. Material failure to achieve the operating targets outlined in the revitalization plan could result in the following:

•	we or our affiliates may be subject to administrative action from the Financial Services Agency;

•	the Financial Services Agency may take steps to replace our or our bank subsidiaries’ senior management; or

•	the Resolution and Collection Corporation may convert the preferred shares, which may make the Japanese government our largest shareholder.

Completion of Merger with UFJ Holdings

MTFG implemented the combination of our business and operations with UFJ Holdings on October 1, 2005 by consummating a statutory merger under the Commercial Code of Japan, with MTFG being the surviving entity. The terms of the merger were set forth in the February 18, 2005 integration agreement, which was subsequently amended on April 20, 2005, as well as the April 20, 2005 merger agreement that was approved at the general shareholders meetings of MTFG and UFJ Holdings.

As a result of the merger, UFJ Holdings shareholders of record as of September 30, 2005 received 0.62 shares of our common stock in exchange for each share of UFJ Holdings common stock. As a result of the merger, we issued 3,215,172.03 shares of newly issued common stock to former UFJ Holdings shareholders, representing a 49.12% increase in our common issued shares as of October 3, 2005. Additionally, holders of UFJ Holdings preferred stock received shares of our preferred stock as follows:

•	Holders of class II preferred shares of UFJ Holdings: an equal number of shares of our newly issued class 8 preferred shares

•	Holders of class IV preferred shares of UFJ Holdings: an equal number of shares of our newly issued class 9 preferred shares

•	Holders of class V preferred shares of UFJ Holdings: an equal number of shares of our newly issued class 10 preferred shares

•	Holders of class VI preferred shares of UFJ Holdings: an equal number of shares of our newly issued class 11 preferred shares

•	Holders of class VII preferred shares of UFJ Holdings: an equal number of shares of our newly issued class 12 preferred shares

Establishment of Private-Banking Joint Venture

In September 2005, we announced that we have entered into a definitive agreement with Merrill Lynch & Co., Inc. and Merrill Lynch Japan Securities Co., Ltd. to establish a private banking and wealth management joint venture in Japan. The joint venture will have a capitalization of ¥10 billion and operate as a securities company serving high-net-worth individuals as well as small-and mid-size institutions in Japan. Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Securities will own 40% and 10%, respectively, of the voting common shares of the joint venture company, and Merrill Lynch will own the remaining 50%. The joint venture, which is subject to normal regulatory approvals, is expected to commence operations in the first half of 2006.

Partial Redemption of Class 8 and Class 12 Preferred Shares and Share Repurchase

In December 2005, we repurchased 117,969 common shares immediately after they were issued upon the conversion of 51,900 class 8 preferred shares and 24,700 class 12 preferred shares by the Resolution and Collection Corporation. The purchase price was ¥1,630,000 per common share.

Partial Redemption of Class 8 and Class 9 Preferred Shares and Share Repurchase

In October 2005, we repurchased 256,159 common shares immediately after they were issued upon the conversion of 69,300 class 8 preferred shares and 57,850 class 9 preferred shares by the Resolution and Collection Corporation. The purchase price was ¥1,400,000 per common share.

Mitsubishi Securities becomes a Directly-Held Subsidiary

On July 1, 2005, we made Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock then held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. As a result of this transfer of shares within our group, after the merger between us and UFJ Holdings, MUFG held Mitsubishi UFJ Securities common stock representing 63% of the voting rights as of January 4, 2006. Since the share transfer is among our group companies, the transfer did not impact our consolidated financial statements.

Strategic Business and Capital Alliance with Norinchukin Bank

In November 2005, we entered into a definitive agreement regarding a strategic business and capital alliance with Norinchukin Bank. As part of this alliance, we will provide specific infrastructure and know-how to Norinchukin Bank while gaining access to Norinchukin Bank’s extensive customer base and operational network. The alliance will enable us to strengthen our retail business and enhance our revenue base by increasing the number of credit card customers. In December 2005, Norinchukin Bank purchased 17,700 shares of class 8 preferred shares and 22,400 shares of class 12 preferred shares of MUFG from the Resolution and Collection Corporation for approximately ¥100 billion. Norinchukin Bank also purchased 50,000,000 shares of First Series Class I Stock of UFJ NICOS Co., Ltd., a consolidated subsidiary of Bank of Tokyo Mitsubishi UFJ that was formed by the merger of Nippon Shinpan Co., Ltd. and UFJ Card Co., Ltd. in October 2005, for approximately ¥100 billion. The parties will continue to discuss the details of the alliance, and will enter into supplemental agreements as necessary.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Plans

The substitutional portion of employee pension fund liabilities of Bank of Tokyo-Mitsubishi were transferred to the Japanese government in March 2005. Since the transfer was completed after the measurement date in the fiscal year ended March 31, 2005, the impact of the transfer resulted in an increase in pre-tax income of ¥38.5 billion for the six months ended September 30, 2005. This consists of a ¥108.5 billion increase in non-interest income under a government grant for the transfer of the substitutional portion of employees’ pension fund plans and a ¥70.0 billion increase in non-interest expense under salaries and employee benefits.

Basic agreement on the merger of UFJ NICOS and DC Card

On January 26, 2006, we, UFJ NICOS and DC Card, our credit card subsidiaries, and Bank of Tokyo-Mitsubishi UFJ, the major shareholder of UFJ NICOS and DC Card, entered into a basic agreement on the merger of UFJ NICOS and DC Card. The merger is planned to take place on April 1, 2007 with UFJ NICOS being the surviving entity. The objective of the merger is to combine UFJ NICOS’ large and extensive network, reputation and product development capability with DC Card’s co-branding relationships and acceptance of regional cards.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a wide range of financial operations, including commercial banking, investment banking, asset management, trust banking and securities-related businesses, and provide related services to individual and corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions;

•	interest rates;

•	currency exchange rates; and

•	stock and real estate prices.

With respect to the economic environment between April 2005 and January 2006, overseas economies such as the United States and China showed signs of steady economic growth. Meanwhile, the Japanese economy started off slowly, as exports were sluggish due to a decline in foreign demand, which was caused by an adjustment in inventory mainly in the IT sector. However, increases in domestic capital expenditures and the steady rise in private consumption continued during this period, and with the rise in exports in the summer, the Japanese economy moved toward recovery and the possible end of deflation.

Regarding the financial environment between April 2005 and January 2006 in the United States, the target for the federal funds rate was raised 6 times, from 2.75% to 4.25%. In the EU, the European Central Bank’s policy rate was raised from 2% to 2.25% in December 2005. However, in Japan, the Bank of Japan continued its current easy monetary policy and kept short-term interest rates at near zero percent. Regarding long-term Japanese interest rates, the yield on ten-year Japanese government bonds was around 1.3% in April 2005. Long-term Japanese interest rates gradually rose, to around 1.6% in September 2005. As of mid-February 2006, the yield was around 1.5%.

The following chart shows the interest rate trends in Japan since January 2000:

Source: Bank of Japan

In the foreign exchange markets, the yen depreciated against the US dollar during the six months ended September 30, 2005, due to expectations of the widening in interest rate differentials between the yen and the US dollar. The Japanese yen/US dollar foreign exchange rate was around ¥107 to $1 at the beginning of April 2005. The yen depreciated against the US dollar to around ¥113 at the end of September 2005. As of mid-February 2006, the Japanese yen/US dollar foreign exchange rate was around ¥117.

The Japanese stock markets generally rose during the six months ended September 30, 2005. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, rose approximately 16.3%, from ¥11,668.95 at March 31, 2005 to ¥13,574.30 at September 30, 2005. The Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, rose approximately 19.5%, from 1,182.18 at March 31, 2005 to 1,412.28 at September 30, 2005. As of mid-February 2006, the Nikkei Stock Average and the TOPIX have risen further, trading around ¥16,000 and 1,700 respectively.

Land prices in Japan generally continued to decline, but the extent of the decline was smaller than the previous years. Based on the average government-set official land prices as of January 1, 2005, nationwide residential land prices declined 4.6%, compared to a 5.7% decline in the previous fiscal year, and nationwide land prices for commercial properties declined 5.6%, compared to a 7.4% decline in the previous fiscal year. According to data as of July 2005, land prices in central Tokyo increased for the first time in 15 years compared to the previous year. Land prices in other parts of Japan continued to decline but the decline was smaller than the previous year.

Improving economic conditions since the fiscal year ended March 31, 2003 have resulted in declining numbers of corporate bankruptcies in Japan. The number of corporate bankruptcy filings in Japan reached a 17-year high during the fiscal year ended March 31, 2002 but has decreased since then. The following table presents information on the number of new corporate bankruptcy filings in Japan and total liabilities involved in such filings for the periods indicated:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2003	2004	2005	2004	2005
	(in billions, except number of filings)
Corporate bankruptcy filings	18,928	15,790	13,276	6,847	4,456
Total liabilities	¥13,310	¥10,688	¥7,429	¥3,141	¥2,708

Critical Accounting Estimates

Our financial statements are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include allowance for credit losses, impairment of investment securities, valuation of deferred tax assets, accounting for goodwill, accrued severance indemnities and pension liabilities, and valuation of financial instruments with no available market prices. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2005 as amended by the Form 20-F/A filed on February 28, 2006.

Accounting Changes

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities, or VIEs. The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. We have applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” or FIN No. 46R. FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003.

Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission, or SEC, stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants, or AICPA, dated March 3, 2004, that the SEC staff does not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, we adopted FIN No. 46R on April 1, 2004, except for its variable interests in certain investment companies, for which the effective date of FIN No. 46R is deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is to be recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million. See note 12 to our condensed consolidated financial statements for further discussion of VIEs in which we hold variable interests.

Accounting for Certain Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a

Transfer,” or SOP 03-3 which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. SOP 03-3 also limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures.

SOP 03-3 is effective for loans and debt securities acquired in fiscal years beginning after December 15, 2004. The initial adoption of SOP 03-3 did not have a material impact on our financial position and results of operations for the six month ended September 30, 2005. We have not completed the study of what effect SOP 03-3 will have on our year-end financial position and annual results of operations for loans and debt securities acquired subsequent to September 30, 2005, including those acquired due to our merger.

Recently Issued Accounting Pronouncements

Share-Based Payment—In December 2004, the FASB issued Statement of Financial Accounting Standards or SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the guidance of using intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires a fair-value-based measurement method in accounting for share-based payment transactions with employees. As a result, the cost resulting from all share-based payment transactions shall be recognized in the financial statements. SFAS No. 123R is effective as of the beginning of the first interim and annual reporting period beginning after June 15, 2005. See note 14 to our consolidated financial statements for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No.123.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. We have not completed the study of what effect SFAS No. 153 will have on our financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted.

Accounting for Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” This Interpretation clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. We have not completed the study of what effect FIN No. 47 will have on our financial position and results of operations.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments—In November 3, 2005, the FASB staff issued FASB Staff Position or FSP on Statements 115 and 124 (FSP FAS 115-1 and FAS 124-1) “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.

The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of Statement 115 and equity securities that are not subject to the scope of Statement 115 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investment in Common Stock,” and related interpretations.

This FSP nullifies the requirements of paragraphs 10-18 of the FASB Emerging Issues Task Force, or the EITF, Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF Issue 03-1 with respect to cost-method investments, and carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF Issue 03-1. Also the guidance in this FSP amends FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. We have not completed the study of what effect the FSP will have on our financial position and results of operations.

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We have not completed the study of what effect SFAS No. 155 will have on our financial position and results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2004 and 2005:

	Six months ended September 30,
	2004	2005
	(in billions)
Interest income	¥695.5	¥813.5
Interest expense	215.6	326.5

Net interest income	479.9	487.0
Provision (credit) for credit losses	167.1	(82.9)
Non-interest income	427.4	570.5
Non-interest expense	538.4	680.0

Income before income tax expense and cumulative effect of a change in accounting principle	201.8	460.4
Income tax expense	69.4	157.9

Income before cumulative effect of a change in accounting principle	132.4	302.5
Cumulative effect of a change in accounting principle, net of tax	(1.0)	—

Net income	¥131.4	¥302.5

Net income for the six months ended September 30, 2005 was ¥302.5 billion, an increase of ¥171.1 billion from ¥131.4 billion for the six months ended September 30, 2004. Our basic earnings per common share (net income available to common shareholders) for the six months ended September 30, 2005 was ¥45,903.29, an increase of ¥26,202.83, from ¥19,700.46 for the six months ended September 30, 2004. Income before income taxes and cumulative effect of a change in accounting principle for the six months ended September 30, 2005 was ¥460.4 billion, an increase of ¥258.6 billion from ¥201.8 billion for the six months ended September 30, 2004. These changes in our operating results were primarily attributable to the following:

•	For the six months ended September 30, 2005, a reversal of the allowance for credit losses of ¥82.9 billion was recorded, as compared with a provision for credit losses of ¥167.1 billion recorded for the six months ended September 30, 2004. The reversal in 2005 was due to an improvement, in the condition of many borrowers as a result of the general improvement in the Japanese economy and some borrowers successfully implementing their business revitalization plans.

•

Non-interest income increased ¥143.1 billion from ¥427.4 billion for the six months ended September 30, 2004 to ¥570.5 billion for the six months ended September 30, 2005. This increase was primarily due to the increase of ¥108.5 billion in income from the government grant for the transfer of the substitutional portion of employee pension fund liabilities and an increase in trading account profits of ¥77.7 billion. The increase in trading account profits was mainly due to trading of bonds at Mitsubishi Securities and from equity related investment trusts held by Bank of Tokyo-Mitsubishi. The increase in fees and commissions also contributed to the increase in non-interest income.

•	Non-interest expenses increased ¥141.6 billion from ¥538.4 billion for the six months ended September 30, 2004 to ¥680.0 billion for the six months ended September 30, 2005. This increase was primarily due to a ¥79.5 billion increase in salaries and employee benefits, which primarily reflected in recognition of ¥71.2 billion of unrecognized actuarial loss due to the transfer to the Japanese government of the substitutional portion of employees’ pension fund plans.

Net Interest Income

The following is a summary of the interest rate spread for the six months ended September 30, 2004 and 2005:

	Six months ended September 30,
	2004		2005
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥74,211.8	1.01%	¥75,789.1	0.97%
Foreign	22,648.3	2.81	24,831.9	3.58

Total	¥96,860.1	1.43%	¥100,621.0	1.61%

Financed by:
Interest-bearing funds:
Domestic	¥75,097.7	0.32%	¥73,943.5	0.37%
Foreign	14,474.4	1.32	15,691.0	2.38

Total	89,572.1	0.48	89,634.5	0.73
Non-interest-bearing funds	7,288.0	—	10,986.5	—

Total	¥96,860.1	0.44%	¥100,621.0	0.64%

Spread on:
Interest-bearing funds		0.95%		0.88%
Total funds		0.99%		0.97%

Net interest income for the six months ended September 30, 2005 was ¥487.0 billion, an increase of ¥7.1 billion from ¥479.9 billion for the six months ended September 30, 2004. This increase was due primarily to an increase in interest-earning assets offset by an increase in non-interest bearing funds.

The average interest rate spread decreased by 7 basis points from 0.95% for the six months ended September 30, 2004 to 0.88% for the six months ended September 30, 2005. This decline was primarily due to a decline in the average rate for domestic loans, which was due to increased competition both in lending to large corporations and in retail housing loans. The average rate of both foreign interest-earning assets and foreign interest-bearing liabilities increased during the six months ended September 30, 2005 due to the general rise in foreign market interest rates.

Average interest-earning assets for the six months ended September 30, 2005 were ¥100,621.0 billion, an increase of ¥3,760.9 billion from ¥96,860.1 billion for the six months ended September 30, 2004. The increase was primarily attributable to an increase of ¥1,287.4 billion in domestic investment securities, which reflected an increase in our holdings of short-term Japanese government bonds, an increase in our equity securities holdings due to the general rise in equity prices and an increase of ¥1,326.2 billion in foreign loans, which mainly reflected the depreciation of the Japanese yen against the US dollar during the six months ended September 30, 2005, as most of those loans were denominated in US dollars. These increases were partially offset by a decrease of ¥307.6 billion in domestic loans.

Average interest-bearing liabilities were ¥89,634.5 billion for the six months ended September 30, 2005, which is an increase of ¥62.4 billion compared to ¥89,572.1 billion for the six months ended September 30, 2004. While domestic average interest-bearing liabilities decreased due to a decrease in domestic deposits, foreign average interest-bearing liabilities increased mainly due to an increase in foreign deposits in US dollars, reflecting the depreciation of the Japanese yen against the US dollar during the six months ended September 30, 2005.

Provision (Credit) for Credit Losses

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

For the six months ended September 30, 2005, a reversal of the allowance for credit losses of ¥82.9 billion was recorded, as compared with a provision for credit losses of ¥167.1 billion recorded for the six months ended September 30, 2004. The reversal in the six months ended September 30, 2005 was due to an improvement in the condition of many borrowers as a result of the general improvement in the Japanese economy and some borrowers successfully implementing their business revitalization plans.

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2004 and 2005:

	Six months ended September 30,
	2004	2005
	(in billions)
Fees and commissions:
Trust fees	¥54.3	¥44.0
Fees on funds transfer and service charges for collections	34.1	31.2
Fees and commissions on international business	21.6	25.3
Fees and commissions on credit card business	30.3	32.2
Service charges on deposits	18.6	17.1
Fees and commissions on securities business	67.8	57.0
Fees on real estate business	10.4	19.8
Other fees and commissions	75.4	96.9

Total	312.5	323.5
Foreign exchange losses —net	(164.2)	(163.7)
Trading account profits—net	12.3	90.0
Investment securities gains —net	196.7	165.9
Government grant for transfer of substitutional portion of employees’ pension fund plans	—	108.5
Other non-interest income	70.1	46.3

Total non-interest income	¥427.4	¥570.5

Non-interest income for the six months ended September 30, 2005 was ¥570.5 billion, an increase of ¥143.1 billion from ¥427.4 billion for the six months ended September 30, 2004. This increase was primarily attributable to a gain from the government grant for the transfer of the substitutional portion of our employee pension fund plans of ¥108.5 billion and an increase trading account profits of ¥77.7 billion. These increases were partially offset by the decrease of ¥30.8 billion in net investment securities gains.

Fees and commissions for the six months ended September 30, 2005 increased ¥11.0 billion from ¥312.5 billion for the six months ended September 30, 2004. This increase primarily reflected an increase in sales of insurance and investment trust products in the Retail Integrated Business Group, an increase in profits from investment products such as fees from syndicated loans in the Corporate Integrated Business Group, and an increase in fees in the real estate business. These increases were partially offset by a decrease in trust fees of ¥10.3 billion, due to a decrease in fees related to loan trusts at our Japanese bank subsidiaries, and a decrease in fees and commissions on securities business.

Net foreign exchange losses of ¥163.7 billion were recorded for the six months ended September 30, 2005, compared with net foreign exchange losses of ¥164.2 billion for the six months ended September 30, 2004. Net foreign exchange losses were mainly due to transaction losses on translation of monetary liabilities denominated in foreign currencies due to the depreciation of the Japanese yen against foreign currencies during the six months ended September 30, 2005. Similarly, during the six months ended September 30, 2004, the yen depreciated against foreign currencies. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. The foreign exchange gains (losses) fluctuate from period to period depending upon the spot rates at the end of the interim period.

Net trading account profits for the six months ended September 30, 2005 were ¥90.0 billion, an increase of ¥77.7 billion from ¥12.3 billion for the six months ended September 30, 2004. Net trading account profits for the six months ended September 30, 2004 and 2005 consisted of the following:

	Six months ended September 30
	2004	2005
	(in billions)
Net profits on trading securities	¥2.7	¥112.0
Net profits (losses) on derivative instruments, primarily interest-rate futures, swaps and options	9.6	(22.0)

Net trading account profits	¥12.3	¥90.0

The increase of ¥109.3 billion in net profits on trading securities was mainly due to the increase in trading account profits on bonds at Mitsubishi Securities and equity related investment trusts held by Bank of Tokyo-Mitsubishi. These increases were partially offset by net losses on derivative instruments at Mitsubishi Securities and Mitsubishi Trust Bank.

Net investment securities gains for the six months ended September 30, 2005 were ¥165.9 billion, a decrease of ¥30.8 billion, or 15.7%, from ¥196.7 billion for the six months ended September 30, 2004. The decrease in net investment securities gains during the six months ended September 30, 2005 was due primarily to a decrease of ¥98.8 billion in net gains on sales of marketable equity securities, as our equity shareholdings decreased compared to the six months ended September 30, 2004. These decreases were partially offset by the increase in gains on sales of debt securities at our subsidiary banks. Major components of net investment securities gains for the six months ended September 30, 2004 and 2005 are summarized below:

	Six months ended September 30
	2004	2005
	(in billions)
Net gains on sales of marketable equity securities	¥174.7	¥ 75.9
Impairment losses on marketable equity securities	(14.1)	(0.8)
Other—net, principally gains on sales of debt securities	36.1	90.8

Net investment securities gains	¥196.7	¥165.9

For the six months ended September 30, 2005, income from the government grant for the transfer of the substitutional portion of our employee pension fund liabilities of ¥108.5 billion was recorded due to the transfer of the substitutional portion of Japanese Welfare Pension Insurance by Bank of Tokyo-Mitsubishi.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2004 and 2005:

	Six months ended September 30,
	2004	2005
	(in billions)
Salaries and employee benefits	¥238.9	¥318.4
Occupancy expenses—net	60.4	55.0
Fees and commission expenses	42.1	45.3
Amortization of intangible assets	33.7	39.7
Insurance premiums, including deposit insurance	26.3	26.4
Minority interest in income of consolidated subsidiaries	15.8	32.1
Communications	14.2	14.7
Other non-interest expenses	107.0	148.4

Total non-interest expense	¥538.4	¥680.0

Non-interest expense for the six months ended September 30, 2005 was ¥680.0 billion, an increase of ¥141.6 billion from ¥538.4 billion for the six months ended September 30, 2004. This increase was primarily due to a ¥79.5 billion increase in salaries and employee benefits, which primarily reflected a ¥71.2 billion change for the unrecognized actuarial loss due to the transfer to the Japanese government of the subsitutional portion of employees’ pension fund plans and a ¥41.4 billion increase in other non-interest expenses, principally reflecting an increase in the provision for off-balance-sheet credit instruments, losses from sales of equity shareholdings of affiliated companies and an increase in operational costs.

Income Tax Expense

The following table presents a summary of our income tax expense for the six months ended September 30, 2004 and 2005:

	Six months ended September 30,
	2004	2005
	(in billions, except percentages)
Income before income taxes and cumulative effect of a change in accounting principle	¥201.8	¥460.4
Income taxes	¥69.4	¥157.9
Effective tax rate	34.4%	34.3%
Normal effective statutory tax rate	40.6%	40.6%

The combined normal effective statutory tax was 40.6% for the six months ended September 30, 2004 and 2005, respectively. For the six months ended September 30, 2005, the effective income tax rate was 34.3%, which was 6.3 percentage points lower than the statutory tax rate of 40.6%. The lower tax rate was due primarily to a realization of previously unrecognized tax benefit of subsidiaries, which was ¥28.3 billion, or 6.1 percentage points of income before income taxes and cumulative effect of a change in accounting principle.

The lower effective income tax rate for the six months ended September 30, 2004 was due primarily to a decrease in the valuation allowance against deferred tax assets. The valuation allowance decreased ¥10.4 billion from ¥133.8 billion at March 31, 2004, to ¥123.4 billion at September 30, 2004, as a result of achieving taxable income in the current interim period in excess of the projected current interim period taxable income at March 31, 2004 and improved expectations as to the ability to realize future tax benefits based on improved expectations as to taxable income in future periods.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit” in accordance with the regulatory reporting requirements of the Financial Services Agency. Operating profit and other segment information are not consistent with our financial statements prepared on the basis of U.S. GAAP. For example, operating profit does not reflect items such as a part of provisions (credit) for credit losses, foreign exchange gains (losses) and equity investment securities gains (losses).

Effective April 1, 2004, we implemented a new integrated business group system, which integrated the operations of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank in the following three areas—Retail, Corporate, and Trust Assets. Although this new measure did not change the relevant legal entities, it intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this integrated business group system, the holding company formulates strategy for the group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within the group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Effective April 1, 2005, we have changed the classification of our business segments and included UNBC as a part of the Integrated Corporate Banking Business Group. We have also introduced a unified core deposit concept when measuring the performance of each business segment and made minor changes in the management accounting method. The unified core deposit concept takes into account that, a portion of the Japanese yen short-term deposits of our customers’ can be deemed as a long-term source of funding from an interest risk management perceptive, and therefore the interest rate spread gained from the long-term funds should be allocated to the relevant business segments.

The following is a brief explanation of our business segments.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Mitsubishi Securities as well as retail product development, promotion and marketing in a single management structure. Retail financial products and services are provided through MTFG Plaza, a new, one-stop, comprehensive financial services channel and other domestic branches.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC consists of Bank of Tokyo-Mitsubishi’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. Regarding UNBC, as of January 4, 2006, Bank of Tokyo-Mitsubishi owned 63% of UnionBanCal Corporation, a public company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of Mitsubishi Trust Bank. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members. The management and administration services for investment trusts are mainly provided by Mitsubishi Asset Management Co., Ltd. The global custodian services are provided by utilizing the international strengths of Bank of Tokyo-Mitsubishi.

Treasury—Treasury consists of the treasury business unit at Bank of Tokyo-Mitsubishi, which conducts asset liability management and liquidity management for Bank of Tokyo-Mitsubishi, and the global markets business group at Mitsubishi Trust Bank. Treasury provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Other mainly consists of the corporate activities at the holding company, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

The presentation set forth below for the six months ended September 30, 2004 has been reclassified to conform to the new basis of segmentation and managerial accounting for the six months ended September 30, 2005.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group				Integrated Trust Assets Business Group
		Domestic	Overseas	UNBC	Total		Treasury	Other	Total
	(in billions)
Six months ended September 30, 2004
Net revenue	¥217.9	¥325.3	¥71.9	¥145.7	¥542.9	¥25.3	¥143.5	¥(1.8)	¥927.8
Operating expenses	158.1	132.7	53.0	81.2	266.9	22.7	19.0	47.0	513.7

Operating profit(loss)	¥59.8	¥192.6	¥18.9	¥64.5	¥276.0	¥2.6	¥124.5	¥(48.8)	¥414.1

Six months ended September 30, 2005
Net revenue	¥222.3	¥359.9	¥79.8	¥149.4	¥589.1	¥30.7	¥133.3	¥(8.2)	¥967.2
Operating expenses	161.0	142.3	55.3	90.3	287.9	23.9	19.4	45.1	537.3

Operating profit(loss)	¥61.3	¥217.6	¥24.5	¥59.1	¥301.2	¥6.8	¥113.9	¥(53.3)	¥429.9

Total net revenue increased ¥39.4 billion from ¥927.8 billion for the six months ended September 30, 2004 to ¥967.2 billion for the six months ended September 30, 2005. This increase was due mainly to an increase in domestic businesses of the Integrated Corporate Banking Business Group.

Total operating expenses increased ¥23.6 billion from ¥513.7 billion for the six months ended September 30, 2004 to ¥537.3 billion for the six months ended September 30, 2005. This increase was mainly due to increases in expenses in the domestic and UNBC businesses of the Integrated Corporate Banking Business Group.

Total operating profit increased ¥15.8 billion from ¥414.1 billion for the six months ended September 30, 2004 to ¥429.9 billion for the six months ended September 30, 2005. This increase was due mainly to an increase in the domestic businesses of the Integrated Corporate Banking Business Group. The increase was partially offset by a decrease in Treasury.

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group increased ¥4.4 billion, or 2.0%, from ¥217.9 billion for the six months ended September 30, 2004 to ¥222.3 billion for the six months ended September 30, 2005. This increase was mainly due to an increase in net fees, reflecting an increase of fee income on investment trusts and securities intermediary business. These increases were partially offset by the exclusion of DC Cash One, Ltd., or DC Cash One, a consumer finance company which was part of the Integrated Retail Banking Business Group as of September 30, 2004, but was excluded as of September 30, 2005, as the company ceased to be consolidated due to the sale of a portion of our equity holdings in DC Cash One in January 2005.

Operating expenses of the Integrated Retail Banking Business Group increased ¥2.9 billion, or 1.8%, from ¥158.1 billion for the six months ended September 30, 2004 to ¥161.0 billion for the six months ended

September 30, 2005. This increase was due primarily to the increase in expenses relating to our consumer finance related business such as issuing and promotion costs for a new comprehensive multi-function credit/bank card, which was partly offset by the deconsolidation of DC Cash One, as mentioned above.

Operating profit of the Integrated Retail Banking Business Group increased ¥1.5 billion, or 2.5%, from ¥59.8 billion for the six months ended September 30, 2004 to ¥61.3 billion for the six months ended September 30, 2005. This increase was due mainly to the increase in fees partly offset by the increase in operating expenses as stated above.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group increased ¥46.2 billion, or 8.5%, from ¥542.9 billion for the six months ended September 30, 2004 to ¥589.1 billion for the six months ended September 30, 2005. This increase was due mainly to improved net revenue in domestic businesses.

With regard to the domestic businesses, net revenue of ¥359.9 billion, an increase of ¥34.6 billion, was recorded for the six months ended September 30, 2005. This increase was mainly due to a ¥18.1 billion increase in fees in the investment banking business and a ¥10.5 billion increase in foreign exchange business. This increase was partially offset by a decrease in net interest income of ¥13.3 billion, reflecting the generally weak loan demand in the large and medium-sized Japanese corporate sector.

With regard to the overseas businesses excluding UNBC, net revenue of ¥79.8 billion, an increase of ¥7.9 billion, was recorded for the six months ended September 30, 2005. This increase was mainly due to an increase in net interest income on deposits reflecting the rise in interest rates in the United States.

With regard to UNBC, net revenue of ¥149.4 billion, an increase of ¥3.7 billion, was recorded for the six months ended September 30, 2005. This increase was due to an increase in net interest income from loans and an increase in the balance of non-interest bearing deposits, reflecting the growth in loan and deposit volumes in California.

Operating expenses of the Integrated Corporate Banking Business Group increased ¥21.0 billion from ¥266.9 billion for the six months ended September 30, 2004 to ¥287.9 billion for the six months ended September 30, 2005. This increase was due mainly to increases in the domestic businesses and UNBC.

Operating profit of the Integrated Corporate Banking Business Group increased ¥25.2 billion from ¥276.0 billion for the six months ended September 30, 2004 to ¥301.2 billion for the six months ended September 30, 2005. This increase was due mainly to the increase in fees in net revenue, which was partly offset by the increase in operating expenses as stated above.

Integrated Trust Asset Business Group

Net revenue of the Integrated Trust Asset Business Group increased ¥5.4 billion from ¥25.3 billion for the six months ended September 30, 2004 to ¥30.7 billion for the six months ended September 30, 2005. This increase was due mainly to an increase in revenue from our assets management and administration services due to increased business in investment trusts, as well as an increase from our global custodian services due to the increase of assets in custody.

Operating expenses of the Integrated Trust Asset Business Group increased ¥1.2 billion from ¥22.7 billion for the six months ended September 30, 2004 to ¥23.9 billion for the six months ended September 30, 2005. The increase was mainly due to increases in operating expenses in the trust assets administration services and in our custody services.

Operating profit of the Integrated Trust Asset Business Group increased ¥4.2 billion from ¥2.6 billion for the six months ended September 30, 2004 to ¥6.8 billion for the six months ended September 30, 2005. This increase was due mainly to an increase in fees in net revenue, which was partly offset by the increase in operating expenses as stated above.

Treasury

Net Treasury revenue decreased ¥10.2 billion from ¥143.5 billion for the six months ended September 30, 2004 to ¥133.3 billion for the six months ended September 30, 2005. This decrease was mainly due to a decrease in net interest income, resulting from an increase in funding costs caused by the rise in foreign short-term interest rates, and also due to a decrease in fees earned with respect to loan trusts. On the other hand, the increase in net revenue with respect to the trading of debt securities, including Japanese government bonds, and the increase in foreign exchange gains on currency options sales partially offset the decrease in net interest income.

The following chart for the fiscal year ended March 31, 2003, 2004 and 2005 has been reclassified to conform to the new basis of segmentation for the six months ended September 30, 2005.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group				Integrated Trust Assets Business Group	Treasury	Other	Total
		Domestic	Overseas	UNBC	Total
	(in billions)
Fiscal year ended March 31, 2003
Net revenue	¥355.3	¥582.1	¥173.3	¥269.7	¥1,025.1	¥37.8	¥436.2	¥(44.3)	¥1,810.1
Operating expenses	306.6	255.2	119.2	155.6	530.0	47.9	43.2	77.2	1,004.9

Operating profit (loss)	¥48.7	¥326.9	¥54.1	¥114.1	¥495.1	¥(10.1)	¥393.0	¥(121.5)	¥805.2

Fiscal year ended March 31, 2004
Net revenue	¥411.6	¥656.1	¥147.2	¥253.5	¥1,056.8	¥56.7	¥342.0	¥(43.7)	¥1,823.4
Operating expenses	312.8	266.2	107.6	150.9	524.7	47.9	42.9	84.2	1,012.5

Operating profit (loss)	¥98.8	¥389.9	¥39.6	¥102.6	¥532.1	¥8.8	¥299.1	¥(127.9)	¥810.9

Fiscal year ended March 31, 2005
Net Revenue	¥454.8	¥684.2	¥146.2	¥274.9	¥1,105.3	¥59.9	¥285.0	¥(8.7)	¥1,896.3
Operating expenses	323.7	267.6	102.2	158.8	528.6	46.6	38.9	91.3	1,029.1

Operating profit (loss)	¥131.1	¥416.6	¥44.0	¥116.1	¥576.7	¥13.3	¥246.1	¥(100.0)	¥867.2

Following our merger with UFJ Holdings on October 1, 2005, the integrated business group system currently integrates the operations of Bank of Tokyo-Mitsubishi UFJ, Mitsubishi UFJ Trust Bank and Mitsubishi UFJ Securities.

Financial Condition

Total Assets

Our total assets at September 30, 2005 were ¥114.67 trillion, representing an increase of ¥6.25 trillion from ¥108.42 trillion at March 31, 2005. This increase was primarily due to the increase in investment securities, cash and due from banks, and net loans. The increase in investment securities of ¥1.74 trillion from March 31, 2005 was mainly due to our increased holdings of short-term Japanese government bonds. Cash and due from banks increased by ¥1.23 trillion from March 31, 2005 primarily due to an increase in deposits with the Bank of Japan at September 30, 2005, which in turn was due in part to the Bank of Japan’s policy of providing ample liquidity by increasing the balance of current accounts held at the Bank of Japan, and in part to our intentional increase in cash liquidity in preparation for the merger with UFJ Holdings. Net loans increased by ¥1.06 trillion from March 31, 2005 due to an increase in loans at foreign branches of Bank of Tokyo-Mitsubishi and an increase in loans at UNBC. The increase in these loans was mainly due to the depreciation of the Japanese yen against the US dollar during the six months ended September 30, 2005, as most of those loans were denominated in US dollars.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of the allowance for credit losses, at March 31, 2005 and September 30, 2005, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	March 31, 2005	September 30, 2005
	(in billions)
Domestic:
Manufacturing	¥6,475.4	¥6,313.8
Construction	974.1	897.7
Real estate	5,266.5	5,402.9
Services	3,621.7	3,439.3
Wholesale and retail	5,228.3	5,063.2
Banks and other financial institutions	3,691.9	3,396.4
Communication and information services	784.3	714.2
Other industries	6,783.2	7,150.1
Consumer (1)	8,162.1	8,393.8

Total domestic	40,987.5	40,771.4

Foreign:
Governments and official institutions	212.7	226.1
Banks and other financial institutions	917.4	926.6
Commercial and industrial	8,687.2	9,797.8
Other	285.5	298.6

Total foreign	10,102.8	11,249.1

Less unearned income and deferred loan fees—net	18.8	17.1

Total	¥51,071.5	¥52,003.4

(1)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The breakdown of the balance of such consumer loans by the type of proprietor business at March 31, 2005 and September 30, 2005 is presented below in accordance with our classification by industry segment:

	Manufacturing	Construction	Real Estate	Services	Wholesale and Retail	Banks and Other Financial Institutions	Communication and information Service	Other Industries	Total Included in Consumer
	(in billions)
March 31, 2005	¥23.0	¥16.2	¥543.0	¥193.4	¥39.8	¥1.1	¥3.7	¥7.8	¥828.0
September 30, 2005	¥20.6	¥15.1	¥514.3	¥181.1	¥36.5	¥1.1	¥3.3	¥6.7	¥778.7

Loans are our primary use of funds. The average loan balance accounted for 52.0% of total interest-earning assets for the six months ended September 30, 2004 and 51.1% for the six months ended September 30, 2005.

At September 30, 2005, our total loans were ¥52.00 trillion, representing an increase of ¥0.93 trillion, from ¥51.07 trillion at March 31, 2005. Before the deduction of unearned income and deferred loan fees-net, our loan balance at September 30, 2005, consisted of ¥40.77 trillion of domestic loans and ¥11.25 trillion of foreign loans while the loan balance at March 31, 2005, consisted of ¥40.99 trillion of domestic loans and ¥10.10 trillion of foreign loans.

Domestic loans decreased ¥0.22 trillion and foreign loans increased ¥1.15 trillion.

The decrease of domestic loans was mainly due to the decrease of loans to large enterprises, as loan demand did not pick up even though the Japanese economy moved towards recovery.

Analyzing the change in the domestic loan balance by industry segment shows an increase in loans in industry segments such as real estate, consumer and other industries, respectively. The increase in loans in real estate was due to an increase of non-recourse loans due to the general recovery of the real estate market in urban areas. Consumer loans increased due to an increase in mortgage housing loans where demand was strong. Changes in the borrower entity of loans to the public sector resulted in the increase in loans to other industries as well as a decrease in loans to banks and other financial institutions.

Loans increased at UBOC, a major foreign subsidiary of ours, due to the depreciation of the Japanese yen against the US dollar, in addition to the increase in loan demand of medium-sized corporations in California, reflecting the economic recovery in that area.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2005 and for the six months ended September 30, 2004 and 2005:

	Fiscal Year Ended March 31,	Six Months Ended September 30,
	2005	2004	2005
	(in billions)
Balance at beginning of fiscal year	¥888.1	¥888.1	¥740.7

Provision (credit) for credit losses	109.5	167.1	(82.9)

Charge-offs:
Domestic	(217.5)	(94.4)	(69.3)
Foreign	(80.8)	(44.1)	(5.0)

Total	(298.3)	(138.5)	(74.3)
Recoveries	37.4	17.3	29.2

Net charge-offs	(260.9)	(121.2)	(45.1)
Others *	4.0	4.2	4.6

Balance at end of fiscal year	¥740.7	¥938.2	¥617.3

*	Others principally include foreign currency translation and discontinued operations adjustments.

As already stated, a reversal of allowance for credit losses of ¥82.9 billion was recorded for the six months ended September 30, 2005, as compared with a provision for credit losses of ¥167.1 billion recorded for the six months ended September 30, 2004. Provision (credit) for credit losses included gain on sales of nonperforming loans of ¥7.0 billion and ¥8.8 billion for the six months ended September 30, 2005 and 2004, respectively. As a result of our continuous efforts to reduce nonperforming loans, the percentage of nonperforming loans to total loans decreased compared to the previous period. The total amount of the allowance for credit loses decreased due to the fact that the reversal of the allowance for credit losses exceeded the necessary costs associated with new nonperforming loans, as the credit quality of our borrowers generally improved.

Charge-offs for the six months ended September 30, 2005 were ¥74.3 billion, a decrease of ¥64.2 billion from ¥138.5 billion for the six months ended September 30, 2004. The decrease was due mainly to decreases in charge-offs in the manufacturing, banking and other financial institutions and other categories.

The decrease in charge-offs was due to a decrease in the total amount of nonperforming loans as a result of our continuous efforts to reduce nonperforming loan under the program for financial revival set by the Japanese government in 2002, which required major banks to halve the percentage of nonperforming loans to total loans by the fiscal year ended March 31, 2005, and our further efforts to resolve nonperforming loan problems as well as the general declining trend in the number of domestic corporate bankruptcies after the end of the fiscal year ended March 31, 2001.

Although charge-offs have decreased in total, analyzing the change of charge-offs by industry segment, charge-offs in services and construction have increased significantly mainly in connection with loans to several large borrowers in those sectors.

The following table summarizes the allowance for credit losses by component at March 31, 2005 and September 30, 2005:

	March 31, 2005	September 30, 2005
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥461.2	¥372.0
Large groups of smaller balance homogeneous loans	37.4	32.6
Loans exposed to specific country risk	0.1	0.1
Formula—substandard, special mention and other loans	233.4	202.3
Unallocated allowance	8.6	10.3

Total allowance	¥740.7	¥617.3

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current economic trends.

Change in total allowance and provision for credit losses

At September 30, 2005, the total allowance for credit losses was ¥617.3 billion, representing 1.19% of our total loan portfolio or 55.7% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2005, the total allowance for credit losses was ¥740.7 billion, representing 1.45% of our total loan portfolio or 57.6% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

There were no significant additions to the allowance for credit loses since the fiscal year ended March 31, 2005 resulting from directives, advice or counsel from the government or regulatory bodies.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans called for in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due 90 days or more with respect to loans to our banking subsidiaries, including Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. Loans are classified as restructured loans when we grant a concession to the borrowers for economic or legal reasons related to the borrowers’ financial difficulties.

Detailed reviews of impaired loans are performed continuously. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events and reassesses borrowers’ ratings in response to such events. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent at a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2005 and September 30, 2005:

	March 31, 2005	September 30, 2005
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥113.9	¥102.3
Construction	47.8	31.7
Real estate	122.0	88.5
Services	169.6	132.0
Wholesale and retail	85.7	69.1
Banks and other financial institutions	4.3	6.5
Communication and information services	11.8	8.8
Other industries	22.3	19.6
Consumer	119.2	108.4

Total domestic	696.6	566.9
Foreign	125.8	109.3

Total nonaccrual loans	822.4	676.2

Restructured loans:
Domestic:
Manufacturing	30.8	26.3
Construction	54.1	36.4
Real estate	116.1	91.0
Services	36.6	32.5
Wholesale and retail	87.3	65.6
Banks and other financial institutions	0.3	—
Communication and information services	3.6	2.9
Other industries	48.0	63.2
Consumer*	54.2	52.3

Total domestic	431.0	370.2
Foreign	23.2	49.5

Total restructured loans	454.2	419.7

Accruing loans contractually past due 90 days or more:
Domestic	9.2	12.1
Foreign	0.9	1.0

Total accruing loans contractually past due 90 days or more	10.1	13.1

Total	¥1,286.7	¥1,109.0

Total loans	¥51,071.5	¥52,003.4

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	2.52%	2.13%

*	Domestic nonaccrual loans and restructured loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs.

We have been making efforts to dispose of nonperforming loans. As a result, nonaccrual and restructured loans and accruing loans contractually past due 90 days or more decreased by ¥177.7 billion since March 31, 2005, to ¥1,109.0 billion, or 2.13% of total loans, as of September 30, 2005. The percentage of nonperforming loans of total loans was below the target set in the program for financial revival by the Japanese government as of September 30, 2005, which was approximately half of total loans.

Total nonaccrual loans were ¥676.2 billion at September 30, 2005, a decrease of ¥146.2 billion, or 17.8%, from ¥822.4 billion at March 31, 2005. The decrease was ¥129.7 billion for domestic loans and ¥16.5 billion for foreign loans. In particular, nonaccrual loans in the services industry segment decreased ¥37.6 billion as we charged off certain loans to several large borrowers and other factors.

Total restructured loans were ¥419.7 billion at September 30, 2005, a decrease of ¥34.5 billion, or 7.6%, from ¥454.2 billion at March 31, 2005. While the decrease was ¥60.8 billion for domestic loans, restructured foreign loans increased ¥26.3 billion.

Analyzing the change in restructured loans by industry segment, decreases can be seen in a majority of industries due to our progress on disposal of nonperforming loans.

The increase in nonperforming foreign loans was due to the downgrading of several overseas affiliated companies of large Japanese borrowers.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2005 and September 30, 2005, excluding smaller-balance homogeneous loans:

	March 31, 2005		September 30, 2005
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions, except percentages)
Requiring an impairment allowance	¥1,043.5	¥461.2	¥907.0	¥372.0
Not requiring an impairment allowance	147.3	—	122.2	—

Total	¥1,190.8	¥461.2	¥1,029.2	¥372.0

Percentage of the allocated allowance to total impaired loans	38.7%		36.1%

In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥15.3 billion and ¥6.1 billion at March 31, 2005 and September 30, 2005, respectively.

Impaired loans decreased ¥161.6 billion, or 13.6%, from ¥1,190.8 billion at March 31, 2005 to ¥1,029.2 billion at September 30, 2005, reflecting decreases in nonaccrual loans and restructured loans as set forth above.

The percentage of the allocated allowance to total impaired loans at September 30, 2005 was 36.1%, a decrease of 2.6 percentage points from 38.7% at March 31, 2005. The percentage of impairment allowance allocated to nonaccrual loans at September 30, 2005 was 46.4%, a decrease of 3.1 percentage points from 49.5% at March 31, 2005. The percentage of impairment allowance allocated to restructured loans at September 30, 2005 was 17.8%, a slight increase of 0.1 percentage points from 17.7% at March 31, 2005.

Based upon a review of the financial status of our borrowers, our banking subsidiaries may grant various concessions (modification of loan terms) to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates, debt write-off, and extensions of the maturity date.

According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the loans provided to the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms.

The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, none of our banking subsidiaries modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt” or “Bankrupt” under the self-assessment categories established by Japanese banking regulations because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience.

The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥32.6 billion at September 30, 2005, a decrease of ¥4.8 billion since March 31, 2005. The decrease was due to the general improvement in the Japanese economy.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding debt servicing.

The allowance is determined based on the assessment of individual country risks, taking into consideration various factors such as the political and macroeconomic situation and debt repayment capability. It is generally based on a function of default probability and expected recovery ratios, taking external credit ratings into account.

The allocated allowance for country risk exposure was ¥0.1 billion at September 30, 2005, which was the same level as that recorded at March 31, 2005.

The following is a summary of cross-border outstandings (mitigated risk exposure) to counterparties in major Asian and Latin American countries at March 31, 2005 and September 30, 2005:

	March 31, 2005	September 30, 2005
	(in billions)
Hong Kong	¥358.3	¥383.9
People’s Republic of China	288.7	350.0
Singapore	291.4	341.9
South Korea	256.3	278.9
Thailand	235.3	224.4
Malaysia	109.2	111.6
Indonesia	36.6	48.3
Philippines	44.4	39.4
Brazil	72.0	64.0
Mexico	47.4	39.7

We have been expanding our presence especially in the Asian region where the economy has been growing strongly, which contributed to the increase in the balance of credits in Hong Kong, China and Singapore.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance for substandard, special mention and unclassified loans decreased ¥31.1 billion from ¥233.4 billion at March 31, 2005 to ¥202.3 billion at September 30, 2005. This decrease was due to the general improvement in the quality of our loan assets.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that from a risk management perspective reducing the price fluctuation risk in our equity portfolio is imperative. As of September 30, 2005, the aggregate value of our marketable equity securities under Japanese GAAP satisfies the requirements of the legislation forbidding banks from holding equity securities in excess of their Tier I capital after September 30, 2006.

The following table shows information on the value of our investment securities available for sale and being held to maturity at March 31, 2005 and September 30, 2005:

	March 31, 2005			September 30, 2005
	Amortized cost	Estimated fair value	Net unrealized gains	Amortized cost	Estimated fair value	Net unrealized gains
	(in billions)
Securities available for sale:
Debt securities, principally Japanese government bonds and corporate bonds	¥22,464.3	¥22,604.9	¥140.6	¥23,577.5	¥23,755.3	¥177.8
Marketable equity securities	2,333.4	3,953.6	1,620.2	2,336.6	4,553.6	2,217.0

Total securities available for sale	¥24,797.7	¥26,558.5	¥1,760.8	¥25,914.1	¥28,308.9	¥2,394.8

Debt securities being held to maturity, principally Japanese government bonds	¥2,191.3	¥2,213.6	¥22.3	¥2,177.1	¥2,188.8	¥11.7

Available-for-sale securities increased ¥1.75 trillion from ¥26.56 trillion at March 31, 2005 to ¥28.31 trillion at September 30, 2005. This increase was primarily due to increased holdings of short-term Japanese government bonds at Bank of Tokyo-Mitsubishi, which was partially due to the fact that our balance of deposits exceeded our loans, and Japanese government bonds were a viable investment option for us. It was also due to an increase in accumulated net unrealized gains on marketable equity securities, due to the improvement in the Japanese stock market.

Other investment securities include our purchase of preferred shares of UFJ Bank for ¥0.70 trillion in September 2004. These preferred shares were carried on our balance sheet as of March 31, 2005 and September 30, 2005 at cost. The preferred shares of UFJ Bank were converted into ordinary shares of Bank of Tokyo-Mitsubishi UFJ after the merger of Bank of Tokyo-Mitsubishi and UFJ Bank on January 1, 2006.

Net unrealized gains on available-for-sale securities included in the investment portfolio at March 31, 2005 and September 30, 2005 were ¥1.76 trillion and ¥2.39 trillion, respectively. These net unrealized gains related principally to gains in marketable equity securities due to the general upturn in the Japanese equity market.

Cash and Due from Banks

Cash and due from banks at September 30, 2005 was ¥5.45 trillion, an increase of ¥1.23 trillion from ¥4.22 trillion at March 31, 2005. The increase in cash and due from banks was primarily attributable to an increase in deposits with the Bank of Japan at September 30, 2005, which in turn was due to the Bank of Japan’s policy of providing ample liquidity by increasing the balance of current accounts held at the Bank of Japan. We also increased our cash liquidity in preparation for the merger with UFJ Holdings.

Deferred Tax Assets

Deferred tax assets decreased ¥0.42 trillion or 54.4% from ¥0.77 trillion at March 31, 2005 to ¥0.35 trillion at September 30, 2005. This decrease was due primarily to a decrease in existing deductible temporary differences. The decrease in existing deductible temporary differences reflected a decrease in net operating loss carryforwards, which is attributable to the existence of taxable income in our domestic subsidiaries for the fiscal year ended September 30, 2005. The decrease in allowance for credit losses and accrued severance indemnities and pension liabilities also contributed.

Total Liabilities

At September 30, 2005, total liabilities were ¥109.71 trillion, an increase of ¥5.66 trillion, from ¥104.05 trillion at March 31, 2005. This increase primarily reflected increases in total deposits and increases in short-term borrowings.

Deposits

Deposits are our primary source of funds. At September 30, 2005, total deposits were ¥72.95 trillion, an increase of ¥1.66 trillion from ¥71.29 trillion at March 31, 2005. At September 30, 2005, total average deposits were ¥71.32 trillion, an increase of ¥0.79 trillion from ¥70.53 trillion at March 31, 2005. The increase in average deposits primarily reflected the increase in foreign deposits, which was mainly caused by the depreciation of the Japanese yen against the US Dollar.

Domestic deposits increased ¥0.79 trillion from ¥58.03 trillion at March 31, 2005 to ¥58.82 trillion at September 30, 2005, due to the increase in non-interest bearing-deposits. Foreign deposits increased ¥0.87 trillion from ¥13.26 trillion at March 31, 2005 to ¥14.13 trillion at September 30, 2005, mainly due to the depreciation of the yen against the US dollar.

The reduction of blanket deposit insurance to a ¥10 million maximum as of March 31, 2005 did not have a material affect on our average domestic deposits for the six months ended September 30, 2005.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and for managing funding costs of various financial instruments at an appropriate level as a whole, based on our forecast of future interest rate levels. Short-term borrowings include call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts and other short-term borrowings.

Short-term borrowings increased ¥2.50 trillion from ¥19.01 trillion at March 31, 2005 to ¥21.51 trillion at September 30, 2005. This increase was primarily attributable to increases in payables under repurchase agreements and payables under securities lending transactions.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. Due to the economic and financial environment in Japan, as well as to our relatively high financial standing in Japan, the balance of our deposits have generally remained stable, from ¥71.29 trillion at March 31, 2005 to ¥72.95 trillion at September 30, 2005. As of September 30, 2005, our deposits exceeded our loans, net of allowance for credit losses of ¥51.39 trillion, by ¥21.56 trillion. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average shareholders’ equity, funded 68% of our average total assets of ¥113.02 trillion during the fiscal year ended September 30, 2005.

Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mainly three to five year maturities. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by matured loans.

Other than the limitations under the Commercial Code, there are no material legal or economic restrictions on the ability of subsidiaries to transfer funds to us in the form of cash dividends, loans or advances that have had, or are expected to have, an impact on our ability to meet our cash obligations. There are no covenants in our debt instruments that would materially affect our ability to obtain necessary funding.

Shareholders’ Equity

The following table presents a summary of our shareholders’ equity at March 31, 2005 and at September 30, 2005:

	March 31, 2005	September 30, 2005
	(in billions, except percentages)
Preferred stock	¥247.1	¥247.1
Common stock	1,084.7	1,084.7
Capital surplus	1,080.5	958.4
Retained earnings	1,567.5	1,828.4
Accumulated other changes in equity from nonowner sources	396.6	849.7
Less treasury stock, at cost	(3.3)	(3.7)

Total shareholders’ equity	¥4,373.1	4,964.6

Ratio of total shareholders’ equity to total assets	4.03%	4.33%

Total shareholders’ equity increased ¥591.5 billion from ¥4,373.1 billion at March 31, 2005 to ¥4,964.6 billion at September 30, 2005, and the ratio of total shareholders’ equity to total assets also showed an increase of 0.30 percentage points from 4.03% at March 31, 2005 to 4.33% at September 30, 2005. The increase in total shareholders’ equity for the fiscal year ended September 30, 2005, and the resulting increase in the ratio to total assets, were principally attributable to an increase of ¥260.90 billion in retained earnings, resulting from net income, and the increase of ¥453.17 billion in accumulated other changes in equity from nonowner sources, primarily due to the increase in net unrealized holding gains on investment securities available for sale.

For information on certain subsequent changes in preferred stock since September 30, 2005, see “Recent Developments—Partial Redemption of Class 8 and Class 9 Preferred Shares and Share Repurchase; and —Partial Redemption of Class 8 and Class 12 Preferred Shares and Share Repurchase.”

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders’ equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2005 and September 30, 2005:

	March 31, 2005	September 30, 2005
	(in billions, except percentages)
Accumulated net unrealized gains	¥1,620.2	¥2,217.0
Accumulated net unrealized gains to total assets	1.49%	1.93%

The increase in accumulated net unrealized gains on marketable equity securities at September 30, 2005 was mainly due to the improvement in the Japanese stock market compared to March 31, 2005.

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our marketable securities and deferred tax assets, but also by fluctuations in the value of the yen against the U.S. dollar and other foreign currencies and by general price levels of Japanese equity securities.

Mitsubishi Tokyo Financial Group Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2005 and September 30, 2005 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

	March 31, 2005	September 30, 2005	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Tier I capital	¥4,286.8	¥4,647.0
Tier II capital includable as qualifying capital	3,250.9	3,498.9
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	915.1	922.6
Total risk-based capital	¥6,622.6	¥7,223.3
Risk-weighted assets	¥56,270.6	¥60,140.4

Capital ratios:
Tier I capital	7.62%	7.72%	4.00%
Total risk-based capital	11.76	12.01	8.00

Our Tier I ratio increased 0.10 percentage points from 7.62% at March 31, 2005 to 7.72% at September 30, 2005. This increase was primarily a result of the increase in our retained earnings and due to the issuance of ¥165 billion in preferred shares by a special purpose finance subsidiary during the six months ended September 30, 2005. The proceeds from the preferred shares were provided to Bank of Tokyo-Mitsubishi UFJ from the special purpose finance subsidiary in the form of a subordinated loan in order to strengthen its regulatory capital base. The issuance of the preferred shares increased our Tier I capital as well as that of Bank of Tokyo-Mitsubishi UFJ, thereby enhancing the flexibility of our capital management.

Capital Ratios of Our Subsidiary Banks in Japan

The table below presents the risk-based capital ratios of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank at March 31, 2005 and September 30, 2005 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

	March 31, 2005	September 30, 2005	Minimum capital ratios required
Consolidated capital ratios:
Bank of Tokyo-Mitsubishi
Tier I capital	6.86%	5.75%	4.00%
Total risk-based capital	11.83	11.17	8.00
Mitsubishi Trust Bank
Tier I capital	8.87	7.26	4.00
Total risk-based capital	12.72	11.20	8.00

Stand-alone capital ratios:
Bank of Tokyo-Mitsubishi
Tier I capital	6.78	5.82	4.00
Total risk-based capital	12.22	11.47	8.00
Mitsubishi Trust Bank
Tier I capital	8.76	7.11	4.00
Total risk-based capital	12.68	11.09	8.00

As of September 30, 2005, the consolidated Tier I capital ratio and the consolidated total risk-based capital ratio of both Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank decreased compared to the ratios as of March 31, 2005, as the decrease in retained earnings of each bank, due to dividend payments to MTFG, was larger than the net income of each bank for the interim period. The increase in risk-weighted assets at both banks was also a factor to the decrease in the above ratios.

At September 30, 2005, management believes that our subsidiary banks are in compliance with all capital adequacy requirements to which they are subject.

Capital Ratios of Subsidiary Banks in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California, both subsidiaries of Bank of Tokyo-Mitsubishi, at December 31, 2004 and at June 30, 2005: The underlying figures are calculated in accordance with U.S. banking regulations based on information derived from the financial statements prepared in accordance with U.S. GAAP as required by the Office of the Comptroller of the Currency of the United States (“OCC”)

	December 31, 2004	June 30, 2005	Minimum Capital Ratios Required	Ratios OCC Requires To Be “Well Capitalized”
UnionBanCal Corporation:
Tier I capital (to risk-weighted assets)	9.71%	8.88%	4.00%	—
Tier I capital (to quarterly average assets)*	8.09	7.77	4.00	—
Total capital (to risk-weighted assets)	12.17	11.01	8.00	—

Union Bank of California:
Tier I capital (to risk-weighted assets)	9.29%	9.09%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	7.72	7.92	4.00	5.00
Total capital (to risk-weighted assets)	10.57	10.17	8.00	10.00

*	Excludes certain intangible assets.

As of December 31, 2004 and June 30, 2005, Union Bank of California was categorized as “well-capitalized” under the regulatory framework for prompt corrective action in accordance with the notification from the OCC. To be categorized as “well capitalized,” Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California’s category.

Capital Ratio of Mitsubishi Securities

At September 30, 2005, Mitsubishi Securities’s capital accounts, less certain illiquid assets of ¥502.2 billion, were 457.0% of total amounts equivalent to market, counterparty credit and operations risks. A capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of the firm’s license.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these contracts expire without being drawn down, the total contractual or notional amounts of these contracts do not necessarily represent our future cash requirements. See note 11 to our condensed consolidated financial statements for the contractual or notional amounts of such contracts.

In addition, some of our off-balance-sheet arrangements are related to the activities of VIEs. See note 12 to our condensed consolidated financial statements for further discussion of these VIEs.

Market Risk

Trading Activities. The VaR for MTFG total trading activities in the six months ended September 30, 2005 is presented in the table below. The total amounts of VaR as of September 30, 2005 was lower than the VaR at March 31, 2005. As of September 30, 2005, market risks related to foreign exchange rate and commodities had increased, while risks related to yen, US dollar interest rates and equities had decreased.

	VaR for Trading Activities (MTFG) (April 2005—September 2005)
	(in billions)
Risk category	Daily avg.	High	Low	September 30, 2005	March 31, 2005 (reference)
Interest rate	¥7.76	¥15.14	¥2.17	¥4.04	¥6.83
Of which, yen	6.99	14.39	1.24	3.36	6.47
Of which, U.S. dollar	0.70	1.77	0.25	0.50	0.78
Foreign exchange	1.16	2.46	0.20	0.94	0.38
Equities	0.55	4.04	0.23	0.25	0.51
Commodities	0.11	0.25	0.01	0.12	0.04
Diversification effect	(1.89)	—	—	(1.25)	(1.69)

Total	¥7.69	¥15.39	¥2.53	¥4.11	¥6.06

Note:	Based on a 10-day holding period, with a confidence interval of 99% based on 701 business days of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR (MTFG) by quarter in the six months ended September 30, 2005 was as follows:

Quarter (MTFG)	Daily average VaR
April - June 2005	¥7.94 billion
July - September 2005	¥7.45 billion

Quantitative market risks fluctuated throughout April - September 2005, reflecting the reaction of trading activities to market volatility. Although market conditions were often volatile during the six months ended September 30, 2005, our trading-related revenue was relatively stable, with positive trading-related revenue recorded for 116 of 131 trading days during the period. Furthermore, the amount of trading-related revenue per day was kept within a stable range, with 10 days of positive revenue and no day of negative revenue exceeding ¥1 billion.

Backtesting. We conduct backtesting in which estimated quantitative risks are compared with actual realized and unrealized losses to verify the accuracy of our VaR measurement model. Actual losses never exceeded VaR in our backtesting of 250 trading days ended September 30, 2005. This means that our VaR model provided reasonably accurate measurements.

Stress Testing. We calculate, on a daily basis, the predicted losses of our current positions in each market sector, applying the worst ten-day volatility recorded during the observation period of 701 business days. As of September 30, 2005, we held a total trading activity position of ¥5.8 billion of predicted losses as compared to ¥9.6 billion as of March 31, 2005.

Capital Charges for Market Risk. The market risk regulations stipulated in the Basel Capital Accord require us to include the effects of market risk in calculating capital adequacy ratios. MTFG, the holding company and our major subsidiaries (Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Mitsubishi Securities) use an internal model approach to calculate general market risk, and a standardized approach to calculate specific risk. In applying the internal model approach, we are required to meet qualitative and quantitative criteria. Internal and external examinations have demonstrated that our systems have been able to meet these strict requirements.

Non-Trading Activities. VaR for MTFG’s total non-trading activities as of September 30, 2005, excluding market risks related to our strategic equity portfolio and measured using the same standard as used for trading activities, was ¥168.20 billion, a ¥34.32 billion increase from March 31, 2005. In the six months ended September 30, 2005, market risks related to interest rate increased ¥32.55 billion, and equities-related risks increased ¥10.75 billion as a result of the increase in exposure.

Interest rate risks accounted for approximately 69% of our total non-trading activity market risks, consisting of interest rate risk, foreign exchange rate risk, equities risk and commodities risk. In the six months ended September 30, 2005, the daily average interest rate VaR totaled ¥149.09 billion, with the highest recorded VaR being ¥165.31 billion and the lowest being ¥127.98 billion.

MTFG’s daily average interest rate VaR by quarter in the six months ended September 30, 2005 was as follows:

Quarter	Daily average VaR
April - June 2005	¥151.46 billion
July - September 2005	¥146.75 billion

We analyze interest rate risks by major currencies compared to March 31, 2005. The Japanese yen interest rate risk ratio as of September 30, 2005 increased slightly from 39% to 40%, and U.S. dollar-related interest rate risk ratio increased from 44% to 48% while euro-related interest rate risk decreased from 16% to 11%, each as compared to March 31, 2005.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2004	March 31, 2005	September 30, 2005
	(in millions)
Assets:
Cash and due from banks	¥3,591,732	¥4,220,437	¥5,451,520
Interest-earning deposits in other banks	4,116,045	4,542,615	4,655,181
Call loans, funds sold, and receivables under resale agreements	2,246,091	2,124,067	3,712,620
Receivables under securities borrowing transactions	3,958,769	5,230,242	4,529,438
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥2,918,625 million at September 30, 2004 (restated, See Note 5), ¥2,289,234 million at March 31, 2005 and ¥2,638,282 million at September 30, 2005)	7,910,977	7,706,016	8,650,002
Investment securities:
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥3,540,247 million at September 30, 2004, ¥2,330,160 at March 31, 2005 and ¥3,376,495 million at September 30, 2005)	31,633,734	26,558,538	28,308,853
Securities being held to maturity—carried at amortized cost	1,876,692	2,191,316	2,177,113
Preferred stock investment in UFJ Bank Limited	700,000	700,000	700,000
Other investment securities	282,321	341,744	341,022

Total investment securities	34,492,747	29,791,598	31,526,988

Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥725,123 million at September 30, 2004, ¥947,648 million at March 31, 2005 and ¥984,751 million at September 30, 2005)	51,784,748	51,071,538	52,003,350
Allowance for credit losses	(938,208)	(740,706)	(617,260)

Net loans	50,846,540	50,330,832	51,386,090

Premises and equipment—net	569,285	569,212	586,586
Accrued interest	142,374	144,994	160,744
Customers’ acceptance liability	23,705	43,313	38,700
Intangible assets—net	251,991	253,840	253,872
Goodwill	69,468	85,834	91,887
Deferred tax assets	1,051,544	773,827	352,601
Accounts receivable	2,077,517	843,662	1,333,731
Other assets	1,945,477	1,761,611	1,944,445

Total	¥113,294,262	¥108,422,100	¥114,674,405

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	¥4,812,258	¥7,025,570	¥9,073,175
Interest-bearing	53,869,927	51,007,526	49,742,338
Overseas offices, principally interest-bearing	13,382,116	13,261,767	14,134,204

Total deposits	72,064,301	71,294,863	72,949,717

Debentures	30,752	—	—
Call money, funds purchased, and payables under repurchase agreements	8,846,928	5,133,151	6,797,651
Payables under securities lending transactions	2,916,200	1,924,375	3,837,099
Due to trust account and other short-term borrowings	10,948,012	11,955,825	10,873,944
Trading account liabilities	1,957,732	1,959,027	2,376,724
Obligations to return securities received as collateral	2,751,593	3,025,817	2,601,759
Bank acceptances outstanding	23,705	43,313	38,700
Accrued interest	103,787	109,999	107,147
Long-term debt	5,477,822	5,981,747	6,486,017
Accounts payable	2,836,121	1,104,009	2,104,021
Other liabilities	1,510,968	1,516,877	1,537,036

Total liabilities	109,467,921	104,049,003	109,709,815

Commitments and contingent liabilities
Shareholders’ equity:
Capital stock:
Preferred stock—aggregate liquidation preference of ¥244,200 million at September 30, 2004, ¥372,100 million at March 31, 2005 and ¥250,000 million at September 30, 2005	122,100	247,100	247,100
Common stock—authorized, 22,000,000 shares; issued, 6,519,148 shares at September 30, 2004, 6,545,353 shares at March 31,2005 and September 30, 2005 with no stated value	1,084,708	1,084,708	1,084,708
Capital surplus	1,057,624	1,080,463	958,366
Retained earnings:
Appropriated for legal reserve	239,571	239,571	239,571
Unappropriated	1,047,485	1,327,894	1,588,792
Accumulated other changes in equity from nonowner sources, net of taxes	277,358	396,582	849,750

Total	3,828,846	4,376,318	4,968,287
Less treasury stock, at cost—2,913 common shares at September 30, 2004, 6,802 common shares at March 31, 2005 and 7,242 common shares at September 30, 2005	2,505	3,221	3,697

Shareholders’ equity—net	3,826,341	4,373,097	4,964,590

Total	¥113,294,262	¥108,422,100	¥114,674,405

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
	2004	2005
	(in millions, except per share data)
Interest income:
Loans, including fees	¥450,682	¥499,459
Deposits in other banks	25,311	55,525
Investment securities	176,931	205,326
Trading account assets	23,181	23,547
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	19,437	29,670

Total	695,542	813,527

Interest expense:
Deposits	94,088	174,525
Debentures	348	—
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	30,452	58,275
Due to trust account, other short-term borrowings, and trading account liabilities	34,983	43,445
Long-term debt	55,745	50,268

Total	215,616	326,513

Net interest income	479,926	487,014
Provision (credit) for credit losses	167,059	(82,927)

Net interest income after provision (credit) for credit losses	312,867	569,941

Non-interest income:
Fees and commissions	312,471	323,513
Foreign exchange losses—net	(164,247)	(163,658)
Trading account profits—net	12,323	90,011
Investment securities gains—net	196,686	165,888
Government grant for transfer of substitutional portion of Employees’ Pension Fund plans	—	108,468
Other non-interest income	70,128	46,247

Total	427,361	570,469

Non-interest expense:
Salaries and employee benefits	238,935	318,441
Occupancy expenses—net	60,424	55,048
Fees and commission expenses	42,079	45,253
Amortization of intangible assets	33,740	39,714
Insurance premiums, including deposit insurance	26,276	26,430
Minority interest in income of consolidated subsidiaries	15,752	32,122
Communications	14,195	14,668
Other non-interest expenses	107,016	148,339

Total	538,417	680,015

Income before income taxes and cumulative effect of a change in accounting principle	201,811	460,395
Income taxes	69,446	157,874

Income before cumulative effect of a change in accounting principle	132,365	302,521
Cumulative effect of a change in accounting principle, net of tax	(977)	—

Net income	¥131,388	¥302,521

Income allocable to preferred shareholders	¥3,479	¥2,386

Net income available to common shareholders	¥127,909	¥300,135

Amounts per share (in yen):
Basic earnings per common share—income available to common shareholders before cumulative effect of a change in accounting principle	¥19,850.94	¥45,903.29
Basic earnings per common share—net income available to common shareholders	19,700.46	45,903.29
Diluted earnings per common share—income available to common shareholders before cumulative effect of a change in accounting principle	19,743.30	45,803.88
Diluted earnings per common share—net income available to common shareholders	19,593.10	45,803.88

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

from Nonowner Sources (Unaudited)

	Gains (Losses), Net of Income Taxes
	Six months ended September 30,
	2004	2005
	(in millions)
Net income	¥131,388	¥302,521

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	13,548	475,564
Reclassification adjustment for gains included in net income	(126,810)	(101,307)

Total	(113,262)	374,257

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(2,979)	548
Reclassification adjustment for gains included in net income	(1,285)	(875)

Total	(4,264)	(327)

Minimum pension liability adjustments	6,412	47,952

Foreign currency translation adjustments	3,526	30,973
Reclassification adjustment for losses included in net income	227	313

Total	3,753	31,286

Total changes in equity from nonowner sources	¥24,027	¥755,689

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

	Six months ended September 30,
	2004	2005
	(in millions)
Preferred stock:
Balance at beginning of period	¥137,100	¥247,100
Conversion of Class 2 preferred stock to common stock	(15,000)	—

Balance at end of period	¥122,100	¥247,100

Common stock:
Balance at beginning of period	¥1,069,708	¥1,084,708
Issuance of new shares of common stock by conversion of Class 2 preferred stock	15,000	—

Balance at end of period	¥1,084,708	¥1,084,708

Capital surplus:
Balance at beginning of period	¥1,057,900	¥1,080,463
Redemption of Class 1 preferred stock	—	(122,100)
Gains (losses) on sale of shares of treasury stock, net of taxes	(276)	3

Balance at end of period	¥1,057,624	¥958,366

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥958,416	¥1,327,894
Net income	131,388	302,521

Total	1,089,804	1,630,415

Deduction:
Cash dividends:
Common stock	(38,840)	(39,237)
Preferred stock (Class 1)	(3,358)	(1,679)
Preferred stock (Class 2)	(121)	—
Preferred stock (Class 3)	—	(707)

Total	(42,319)	(41,623)

Balance at end of period	¥1,047,485	¥1,588,792

Accumulated other changes in equity from nonowner sources, net of taxes:
Balance at beginning of period	¥384,719	¥396,582
Net change during the period	(107,361)	453,168

Balance at end of period	¥277,358	¥849,750

Treasury stock:
Balance at beginning of period	¥(2,443)	¥(3,221)
Purchases of shares of treasury stock	(417)	(511)
Sales of shares of treasury stock	790	40
Net increase resulting from changes in consolidated subsidiaries and affiliated companies	(435)	(5)

Balance at end of period	¥(2,505)	¥(3,697)

Total shareholders’ equity	¥3,826,341	¥4,964,590

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
	2004	2005
	(in millions)
Cash flows from operating activities:
Net income	¥131,388	¥302,521
Adjustments to reconcile net income to net cash used in operating activities:
Provision (credit) for credit losses	167,059	(82,927)
Government grant for transfer of substitutional portion of Employees’ Pension Fund plans	—	(108,468)
Investment securities gains—net	(196,686)	(165,888)
Foreign exchange losses —net	232,220	138,194
Provision for deferred income taxes	29,188	118,763
Increase in trading account assets, excluding foreign exchange contracts	(1,281,015)	(350,542)
Decrease in trading account liabilities, excluding foreign exchange contracts	(154,160)	(277,590)
Decrease (increase) in accrued interest receivable and other receivables	6,383	(12,556)
Increase (decrease) in accrued interest payable and other payables	6,015	(3,568)
Other—net	14,523	156,915

Net cash used in operating activities	(1,045,085)	(285,146)

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available for sale	34,629,128	34,593,061
Purchases of investment securities available for sale	(38,407,538)	(35,232,456)
Proceeds from maturities of investment securities being held to maturity	24,144	18,752
Purchases of investment securities being held to maturity	(650,847)	(524)
Proceeds from sales of other investment securities	1,936	5,399
Purchases of preferred stock investment in UFJ Bank Limited	(700,000)	—
Purchases of other investment securities	(100,720)	(9,165)
Net increase in loans	(555,000)	(544,046)
Net decrease (increase) in interest-earning deposits in other banks	(464,129)	112,159
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	1,704,435	(884,698)
Other—net	(240,777)	(193,437)

Net cash used in investing activities	(4,759,368)	(2,134,955)

Cash flows from financing activities:
Net increase in deposits	1,565,305	996,796
Decrease in debentures	(235,205)	—
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	2,235,699	3,500,306
Net increase (decrease) in other short-term borrowings	2,572,448	(1,325,781)
Net increase (decrease) in due to trust account	(12,808)	179,509
Proceeds from issuance of long-term debt	452,561	1,237,063
Repayment of long-term debt	(417,055)	(906,473)
Payments for redemption of Class 1 Preferred Stock	—	(122,100)
Dividends paid	(42,265)	(41,611)
Other—net	96,017	122,248

Net cash provided by financing activities	6,214,697	3,639,957

Effect of exchange rate changes on cash and cash equivalents	69,521	11,227

Net increase in cash and cash equivalents	479,765	1,231,083
Cash and cash equivalents at beginning of period	3,111,967	4,220,437

Cash and cash equivalents at end of period	¥3,591,732	¥5,451,520

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥208,604	¥325,805
Income taxes, net of refunds	27,934	19,648

Non-cash investing activities:
Obtaining assets by entering into capital lease	6,495	6,060

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) merged with UFJ Holdings, Inc. (“UFJ Holdings”) with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc. (“MUFG”). The merger is being accounted for by the purchase method of accounting, which requires that the assets and liabilities of UFJ Holdings be recorded at fair value as of October 1, 2005. UFJ Holdings’ results of operations will be included in the MUFG’s results beginning October 1, 2005.

The accompanying semiannual condensed consolidated financial statements (unaudited) are stated in Japanese yen, the currency of the country in which MTFG is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of MTFG and its subsidiaries (collectively, the “MTFG Group”) and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of amounts involved to conform with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed consolidated financial statements (unaudited) should be read in conjunction with consolidated financial statements for the fiscal year ended March 31, 2005. Certain information that would be included in annual financial statements but is not required for semiannual reporting purpose under US GAAP has been omitted or condensed.

The presentation of condensed consolidated financial statements in conformity with US GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Certain reclassifications and format changes have been made to the prior period financial statements to conform to the current period presentation.

Accounting Changes

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities (“VIEs”). The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. The MTFG Group has applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46R”). FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC”) stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants (“AICPA”) dated March 3, 2004, that the SEC staff does not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the frequency of interim reporting. In accordance with the letter, the MTFG Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R is deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is to be recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million. See Note 12 for further discussion of VIEs in which the MTFG Group holds variable interests.

Accounting for Certain Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. SOP 03-3 also limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures.

SOP 03-3 is effective for loans and debt securities acquired in fiscal years beginning after December 15, 2004. The initial adoption of SOP 03-3 did not have a material impact on the MTFG Group’s financial position and results of operations for the six month ended September 30, 2005. The MTFG Group has not completed the study of what effect SOP 03-3 will have on its year-end financial position and annual results of operations for loans and debt securities acquired subsequent to September 30, 2005 including those due to the merger.

Recently Issued Accounting Pronouncements

Share-Based Payment—In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the guidance of using intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires a fair-value-based measurement method in accounting for share-based payment transactions with employees. As a result, the cost resulting from all share-based payment transactions shall be recognized in the financial statements. SFAS No. 123R is effective as of the beginning of the fiscal year beginning after June 15, 2005. See Note 14 for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No.123.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The MTFG Group has not completed the study of what effect SFAS No. 153 will have on its financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, the MTFG Group can not reasonably estimate the ultimate impact of SFAS No. 154.

Accounting for Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No.47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The MTFG Group has not completed the study of what effect FIN No. 47 will have on its financial position and results of operations.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments—In November 2005, the FASB staff issued FASB Staff Position (“FSP”) on Statements 115 and 124 (FSP FAS 115-1 and FAS 124-1) “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.

The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of Statement 115 and equity securities that are not subject to the scope of Statement 115 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations.

This FSP nullifies the requirements of paragraphs 10-18 of the FASB Emerging Issues Task Force (the “EITF”) Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF Issue 03-1 with respect to cost-method investments, and carries forward the

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

disclosure requirements included in paragraphs 21 and 22 of EITF Issue 03-1. Also the guidance in this FSP amends FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. The MTFG Group has not completed the study of what effect the FSP will have on its financial position and results of operations.

Accounting for Certain Hybrid Financial Instruments— In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No.155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The MTFG Group has not completed the study of what effect SFAS No. 155 will have on its financial position and results of operations.

2.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2005 and September 30, 2005 were as follows:

	March 31, 2005				September 30, 2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities, principally Japanese government bonds and corporate bonds	¥22,464,285	¥182,412	¥41,713	¥22,604,984	¥23,577,502	¥226,232	¥48,427	¥23,755,307
Marketable equity securities	2,333,379	1,620,853	678	3,953,554	2,336,572	2,220,526	3,552	4,553,546

Total securities available for sale	¥24,797,664	¥1,803,265	¥42,391	¥26,558,538	¥25,914,074	¥2,446,758	¥51,979	¥28,308,853

Debt securities being held to maturity, principally Japanese government bonds	¥2,191,316	¥22,374	¥105	¥2,213,585	¥2,177,113	¥12,144	¥468	¥2,188,789

Pursuant to the basic agreement relating to the MTFG Group’s cooperation in strengthening UFJ Group’s capital in August 2004, MTFG purchased preferred shares issued by UFJ Bank Limited (“UFJ Bank”) of ¥700 billion in September 2004. These preferred shares were carried on the MTFG Group’s balance sheet as of March 31, 2005 and September 30, 2005 at cost.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2005 and September 30, 2005 by domicile and type of industry of borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by The Bank of Japan.

	March 31, 2005	September 30, 2005
	(in millions)
Domestic:
Manufacturing	¥6,475,361	¥6,313,822
Construction	974,060	897,673
Real estate	5,266,553	5,402,876
Services	3,621,673	3,439,333
Wholesale and retail	5,228,318	5,063,179
Banks and other financial institutions	3,691,908	3,396,467
Communication and information services	784,301	714,182
Other industries	6,783,275	7,150,067
Consumer (2)	8,162,062	8,393,796

Total domestic	40,987,511	40,771,395

Foreign:
Governments and official institutions	212,750	226,140
Banks and other financial institutions	917,409	926,587
Commercial and industrial	8,687,162	9,797,750
Other	285,474	298,548

Total foreign	10,102,795	11,249,025

Less unearned income and deferred loan fees—net	18,768	17,070

Total (1)	¥51,071,538	¥52,003,350

Notes:	(1)	The above table includes loans held for sale of ¥36,424 million at March 31, 2005 and ¥14,016 million at September 30, 2005, which are carried at the lower of cost or estimated fair value.
	(2)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. A precise breakdown of the balance of such consumer loans by the type of proprietor business, is as follows:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥7,782	¥827,961
September 30, 2005	¥20,552	¥15,126	¥514,341	¥181,106	¥36,535	¥1,084	¥3,245	¥6,692	¥778,681

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including The Bank of Tokyo-Mitsubishi, Ltd. (“BTM”) and Mitsubishi Trust and Banking Corporation (“MTBC”), and 90 days or more with respect to loans of certain foreign banking subsidiaries, except when the loans are in the process of collection based upon the judgment of management.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following is a summary of nonaccrual loans, restructured loans and accruing loans past due 90 days or more at March 31, 2005 and September 30, 2005:

	March 31, 2005	September 30, 2005
	(in millions)
Nonaccrual loans	¥822,370	¥676,186
Restructured loans	454,189	419,735
Accruing loans contractually past due 90 days or more	10,111	13,103

Total	¥1,286,670	¥1,109,024

The MTFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. At March 31, 2005 and September 30, 2005, the impaired loans were ¥1,190,779 million and ¥1,029,237 million, respectively, which do not include loans held for sale that were impaired of ¥15,327 million and ¥6,080 million, respectively.

Changes in the allowance for credit losses for the six months ended September 30, 2004 and 2005 were as follows:

	Six months ended September 30,
	2004	2005
	(in millions)
Balance at beginning of period	¥888,127	¥740,706

Provision (credit) for credit losses	167,059	(82,927)
Charge-offs	138,549	74,333
Less—Recoveries	17,368	29,173

Net charge-offs	121,181	45,160

Other *	4,203	4,641

Balance at end of period	¥938,208	¥617,260

*	Other principally includes foreign exchange translation adjustments.

4.    REPURCHASE OF UNDIVIDED INTEREST IN REAL ESTATE

In August 2005, BTM bought back a 50% undivided interest in its office buildings (including land and equipment) for ¥111,597 million. As described in Note 8 to the consolidated financial statements for the fiscal year ended March 31, 2005, BTM accounted for the original sale and simultaneous lease-back of such real estate as a financing arrangement. The buy back in August 2005 resulted in extinguishment of debt of ¥103,731 million and a loss on the extinguishment of liabilities of ¥7,866 million.

The repurchase was undertaken to increase the stability and flexibility of the property as the office lands and buildings are expected to function as a significant piece of the infrastructure for the commercial bank after the merger with UFJ Group.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

5.    PLEDGED ASSETS

At September 30, 2005, assets pledged as collateral for call money, funds purchased, payables for repurchase agreements and securities lending transactions, other short-term borrowings, and long-term debt and for certain other purposes were as follows:

September 30, 2005
(in millions)
Trading securities	¥2,627,563
Investment securities	6,983,096
Loans	4,415,429
Other	26,338

Total	¥14,052,426

In addition, at September 30, 2005, Due from banks, Trading securities, Investment securities, Loans and certain other assets aggregating ¥ 5,693,410 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Subsequent to the issuance of the MTFG Group’s condensed consolidated financial statements for the six months ended September 30, 2004, management determined that the trading account assets pledged that secured parties were permitted to sell or repledge at September 30, 2004 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. The amount previously reported, which was presented in the parenthetic note to Trading account assets in the condensed consolidated balance sheet, was restated as follows:

	September 30, 2004
	As previously reported	As restated
	(in millions)
Trading account assets pledged that secured parties are permitted to sell or repledge	¥3,427,723	¥2,918,625

6.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic costs of the severance indemnities and pension plans of BTM, MTBC and certain other domestic subsidiaries for the six months ended September 30, 2004 and 2005:

	Six months ended September 30,
	2004	2005
	(in millions)
Service cost—benefits earned during the period	¥10,710	¥10,582
Interest costs on projected benefit obligation	11,035	10,628
Expected return on plan assets	(15,587)	(16,155)
Amortization of unrecognized net obligation at transition	1,247	1,038
Amortization of unrecognized prior service cost	(524)	(524)
Amortization of net actuarial loss	10,783	8,521
Loss on settlements	2,039	72,361
Gain on derecognition of previously accrued salary progression	—	(1,221)

Net periodic benefit cost	¥19,703	¥85,230

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

As previously disclosed in its consolidated financial statements for the fiscal year ended March 31, 2005, BTM, MTBC and certain other domestic subsidiaries expected to contribute approximately ¥23 billion to pension plans during the fiscal year ending March 31, 2006. For the six months ended September 30, 2005, ¥12 billion of contributions have been made. BTM, MTBC and certain other domestic subsidiaries currently anticipate contributing an additional ¥13 billion for the reminder of the fiscal year ending March 31, 2006 for a total of ¥25 billion.

In June 2001, the Japanese Welfare Pension Insurance Law (“JWPIL”) was amended to permit each employer/Employees’ Pension Fund Plans (“EPF’s”) to separate the substitutional portion from its EPF’s and transfer the obligation and related assets to the government. The separation process occurred in several phases.

In June 2003, BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, BTM made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. To complete the process, the substitutional obligation and related plan assets were transferred to a government agency on March 28, 2005.

In January 2003, the EITF reached a consensus on Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”), which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of the substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

In accordance with EITF 03-2, BTM recognized (1) the difference of ¥108,468 million between the accumulated benefit obligations settled and the assets transferred to the Japanese Government as a government grant for transfer of the substitutional portion of EPF’s, (2) the proportionate amount of the net unrealized loss of ¥71,176 million for the substitutional portion, as settlement loss, and (3) the difference of ¥1,221 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression for the six months ended September 30, 2005.

The following table summarizes the components of net periodic costs of the employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the six months ended September 30, 2004 and 2005:

	Six months ended September 30,
	2004 (Restated)	2005
	(in millions)
Service cost—benefits earned during the period	¥2,705	¥3,061
Interest costs on projected benefit obligation	3,844	3,960
Expected return on plan assets	(5,313)	(5,990)
Amortization of unrecognized net obligation at transition	125	60
Amortization of unrecognized prior service cost	22	86
Amortization of net actuarial loss	1,433	1,757

Net periodic benefit cost	¥2,816	¥2,934

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Subsequent to the issuance of the MTFG Group’s condensed consolidated financial statements for the six months ended September 30, 2004, management determined that net periodic benefit costs of employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the six months ended September 30, 2004 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, the amounts previously reported have been restated as follows:

	Six months ended September 30,
	2004
	As previously reported	As restated
	(in millions)
Service cost—benefits earned during the period	¥297	¥2,705
Interest costs on projected benefit obligation	396	3,844
Expected return on plan assets	(321)	(5,313)
Amortization of unrecognized net obligation at transition	(13)	125
Amortization of unrecognized prior service cost	(31)	22
Amortization of net actuarial loss	267	1,433

Net periodic benefit cost	¥595	¥2,816

As previously disclosed in its consolidated financial statements for the fiscal year ended March 31, 2005, certain of MTFG’s offices and subsidiaries in the United States of America expected to contribute approximately ¥15 billion to pension plans during the fiscal year ending March 31, 2006. For the six months ended September 30, 2005, ¥16 billion of contributions have been made. Certain of MTFG’s offices and subsidiaries in the United States of America currently anticipate contributing an additional ¥6 billion for the remainder of the fiscal year ending March 31, 2006 for a total of ¥22 billion.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

7.    PREFERRED STOCK

Preferred stock in the condensed consolidated balance sheets consisted of the following classes of preferred stock at September 30, 2004, March 31, 2005 and September 30, 2005:

	September 30, 2004			March 31, 2005			September 30, 2005
	Number of shares– authorized	Number of shares– outstanding	Proceeds recorded in preferred stock	Number of shares– authorized	Number of shares– outstanding	Proceeds recorded in preferred stock	Number of shares– authorized	Number of shares– outstanding	Proceeds recorded in preferred stock
	(in millions, except number of shares)
Class 1—no stated value(1)	81,400	81,400	¥122,100	40,700	40,700	¥122,100	—	—	¥122,100
Class 3—no stated value(2)	120,000	—	—	120,000	100,000	125,000	120,000	100,000	125,000
Class 4—no stated value	120,000	—	—	120,000	—	—	—	—	—
Class 5—no stated value	—	—	—	—	—	—	400,000	—	—
Class 6—no stated value	—	—	—	—	—	—	200,000	—	—
Class 7—no stated value	—	—	—	—	—	—	200,000	—	—

			¥122,100			¥247,100			¥247,100

Note:

(1)	Aggregate liquidation preference of Class 1 Preferred Stock was ¥244,200 million at September 30, 2004, ¥122,100 million at March 31, 2005 and nil at September 30, 2005.
(2)	Aggregate liquidation preference of Class 3 Preferred Stock was nil at September 30, 2004, ¥250,000 million at March 31, 2005 and September 30, 2005.

On April 2, 2001, MTFG issued 81,400 shares of Class 1 Preferred Stock in the amount of ¥244.2 billion. Before September 30, 2005, MTFG had redeemed all of the 81,400 issued shares of Class 1 Preferred Stock by appropriating ¥244.2 billion of capital surplus, rather than by decreasing capital stock that had reflected the issuance of Class 1 Preferred Stock as provided in the Commercial Code of Japan and the Articles of Incorporation of MTFG.

8.    REGULATORY CAPITAL REQUIREMENTS

MTFG, BTM, MTBC, Mitsubishi Securities Co., Ltd. (“Mitsubishi Securities”), UnionBanCal Corporation (“UNBC”), a subsidiary of BTM, and certain other subsidiaries are subject to various banking and other regulatory requirements including capital requirements promulgated by the regulatory authorities in countries in which they operate. Failure to meet such regulatory capital requirements could have a direct material impact on MTFG’s consolidated financial statements.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The table below presents MTFG’s consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2005 and September 30, 2005. The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) as required by the Financial Services Agency of Japan (the “FSA”):

	March 31, 2005	September 30, 2005	Minimum capital ratios required
	(in millions, except percentages)
Capital components:
Tier I capital	¥4,286,766	¥4,646,982
Tier II capital	3,250,947	3,498,929
Total risk-based capital	6,622,635	7,223,333
Risk-weighted assets	56,270,580	60,140,379
Capital ratios:
Tier I capital	7.62%	7.72%	4.00%
Total risk-based capital	11.76	12.01	8.00

The table below presents the consolidated and stand-alone risk-based capital ratios of BTM and MTBC at March 31, 2005 and September 30, 2005. The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with Japanese GAAP as required by the FSA:

	March 31, 2005	September 30, 2005	Minimum capital ratios required
Consolidated capital ratios:
BTM:
Tier I capital	6.86%	5.75%	4.00%
Total risk-based capital	11.83	11.17	8.00
MTBC:
Tier I capital	8.87	7.26	4.00
Total risk-based capital	12.72	11.20	8.00
Stand-alone capital ratios:
BTM:
Tier I capital	6.78	5.82	4.00
Total risk-based capital	12.22	11.47	8.00
MTBC:
Tier I capital	8.76	7.11	4.00
Total risk-based capital	12.68	11.09	8.00

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The table below presents the risk-based capital ratios of UNBC and Union Bank of California, a subsidiary of UNBC, at December 31, 2004 and June 30, 2005. The underlying figures are calculated in accordance with U.S. banking regulations based on information derived from the financial statements prepared in accordance with U.S. GAAP as required by the Office of the Comptroller of the Currency of the United States (“OCC”):

	December 31, 2004	June 30, 2005	Minimum capital ratios required
UNBC:
Tier I capital (to risk-weighted assets)	9.71%	8.88%	4.00%
Tier I capital (to quarterly average assets)*	8.09	7.77	4.00
Total capital (to risk-weighted assets)	12.17	11.01	8.00

	December 31, 2004	June 30, 2005	Minimum capital ratios required	Ratios OCC requires to be “well capitalized”
Union Bank of California:
Tier I capital (to risk-weighted assets)	9.29%	9.09%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	7.72	7.92	4.00	5.00
Total capital (to risk-weighted assets)	10.57	10.17	8.00	10.00

*	Excludes certain intangible assets.

At September 30, 2005, Mitsubishi Securities’ capital accounts, less certain illiquid assets of ¥502.2 billion, were 457.0% of the total amounts equivalent to market, counterparty credit and operations risks. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and license cancellation.

9.    EARNINGS PER COMMON SHARE

Basic earnings per common share (“EPS”) excludes the dilutive effects of potential common shares and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding for the period.

The weighted average number of shares used in the computations of basic EPS and diluted EPS were 6,493 thousand shares and 6,504 thousand shares, respectively, for the six months ended September 30, 2004, and 6,538 thousand shares for the six months ended September 30, 2005.

For the six months ended September 2004, Class 2 Preferred Stock, convertible securities and stock options issued by the subsidiaries were included to compute diluted EPS. For the six months ended September 2005, convertible securities and stock options issued by the subsidiaries were included to compute diluted EPS. The convertible securities were 1 1/4% Convertible Bonds due 2013 and 1/4% Convertible Bonds due 2014 issued by Mitsubishi Securities for the six months ended September 30, 2004 and 1/4% Convertible Bonds due 2014 issued by Mitsubishi Securities for the six months ended September 30, 2005. The stock options are based on the stock-based compensation plans of Mitsubishi Securities and UNBC.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

10.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The MTFG Group uses various derivative financial instruments, including interest rate swaps and foreign currency forward contracts, for trading, customer accommodation and risk management purposes. The MTFG Group’s trading activities include dealing and customer accommodation activities to meet the financial needs of its customers. The related derivatives are measured at fair value with gains and losses recognized currently in earnings. The MTFG Group also accounts for derivatives held for risk management purposes as trading positions and measures them at fair value with gains/losses recognized currently in earnings unless such derivatives qualify for hedge accounting.

UNBC adopts hedging strategies and uses certain derivatives to achieve hedge accounting. A cash flow hedge strategy is adopted primarily for the purpose of hedging forecasted future interest receipts and payments from variable rate loans or certificates of deposit (CDs), utilizing interest rate swaps and various other interest rate options. A fair value hedge is intended to effectively convert certain fixed rate liabilities (including CDs and medium-term notes) into floating rate instruments. Gains and losses recorded due to hedge ineffectiveness were not material for the six months ended September 30, 2004 or 2005.

11.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

The MTFG Group provides customers with a variety of guarantees and similar arrangements as described in its consolidated financial statements for the fiscal year ended March 31, 2005. The table below presents the contractual or notional amounts of such guarantees at March 31, 2005 and September 30, 2005:

	March 31, 2005	September 30, 2005
	(in billions)
Standby letters of credit and financial guarantees	¥2,641	¥2,789
Performance guarantees	1,374	1,484
Derivative instruments	16,728	17,248
Guarantees for the repayment of trust principal	1,790	1,688
Liabilities of trust accounts	3,241	1,653
Others	512	688

Total	¥26,286	¥25,550

In addition to obligations under guarantees and similar arrangements set forth above, the MTFG Group issues other off-balance-sheet instruments to meet the financing needs of its customers and for other purposes as described in the consolidated financial statements for the fiscal year ended March 31, 2005. The table below presents the contractual amounts with regard to such instruments at March 31, 2005 and September 30, 2005:

	March 31, 2005	September 30, 2005
	(in billions)
Commitments to extend credit	¥27,813	¥29,674
Commercial letters of credit	458	461
Commitments to make investments	27	33

The MTFG Group is involved in various litigation matters. Management, based upon their current knowledge and consultation with counsel, record appropriate litigation reserves. Management believes that the amount of the MTFG Group’s liabilities when ultimately determined will not have a material adverse effect on its financial position or results of operations.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

12.    VARIABLE INTEREST ENTITIES

A variable interest entity (“VIE”) is defined as an entity with one or more of the following characteristics; (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) the equity investors lack significant decision making ability or do not absorb the expected losses or receive the expected residual returns or (3) the equity interests have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An enterprise is required to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. An enterprise that consolidates a VIE is referred to as the primary beneficiary.

In the normal course of its business, the MTFG Group is a party to various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds and special purpose entities created for structured financing.

The MTFG Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R is deferred. As a result, the MTFG Group has consolidated all VIEs in which it is deemed to be the primary beneficiary including those created before February 1, 2003. The adoption of FIN No. 46R resulted in a cumulative-effect adjustment reducing net income by ¥977 million in the six months ended on September 30, 2004, as stated in Note 1 “Accounting Changes”.

The following table presents, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2005 and September 30, 2005:

	March 31, 2005	September 30, 2005
	(in millions)
Consolidated VIEs
Asset-backed commercial paper conduits	¥3,300,661	¥3,344,354
Investment funds	1,013,323	1,042,739
Special purpose entities created for structured financing	18,758	20,288
Repackaged instruments	153,575	172,596
Others	180,863	171,890

Total	¥4,667,180	¥4,751,867

	March 31, 2005		September 30, 2005
	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Non-consolidated VIEs
Asset-backed commercial paper conduits	¥381,418	¥56,470	¥393,395	¥65,934
Securitization conduits of client properties	1,574,760	618,788	1,768,452	646,794
Investment funds	30,152,347	869,320	31,708,481	967,777
Special purpose entities created for structured financing	16,419,757	1,134,358	18,694,846	1,206,395
Repackaged instruments	34,851,630	883,166	90,454,418	1,053,736
Others	6,156,283	849,062	4,659,724	768,930

Total	¥89,536,195	¥4,411,164	¥147,679,316	¥4,709,566

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the carrying amount of consolidated assets that correspond to VIE obligations at March 31, 2005 and September 30, 2005:

	March 31, 2005	September 30, 2005
	(in millions)
Cash	¥138,910	¥95,171
Trading account assets	622,834	769,721
Investment securities	345,931	301,132
Loans	3,178,608	3,313,689
Others	380,897	272,154

Total	¥4,667,180	¥4,751,867

A portion of the assets of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the MTFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥70,199 million of cash and ¥2,031 million of other assets at March 31, 2005 and ¥47,840 million of cash and ¥4,948 million of other assets at September 30, 2005.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MTFG Group, except where the MTFG Group provides credit support as in the case of certain asset-backed commercial paper conduits.

Asset-backed Commercial Paper Conduits

The MTFG Group administers several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from the MTFG Group or third parties. While customers basically continue to service the transferred trade receivables, the MTFG Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

In accordance with the consolidation requirements of FIN No. 46, the MTFG Group consolidated certain of these multi-seller finance entities for the fiscal year ended March 31, 2004. The MTFG Group has subsequently consolidated other multi-seller finance entities, where the MTFG Group is deemed to be the primary beneficiary, including those created before February 1, 2003.

As a result of the consolidation of these entities on March 31,2005, the MTFG Group’s total assets, loans and commercial paper issued increased by ¥1,262,834 million, ¥2,424,527 million and ¥1,210,483 million, respectively, while the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support were decreased by ¥1,222,838 million primarily as a result of elimination of the transactions within the MTFG Group.

Securitization Conduits of Client Properties

The MTFG Group administers several conduits that acquire client assets, primarily real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the MTFG Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the MTFG Group or third parties. The MTFG Group believes it is not the primary beneficiary of any of the conduits.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Investment Funds

The MTFG Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

Special Purpose Entities Created for Structured Financing

The MTFG Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

The MTFG Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the MTFG Group determined that the MTFG Group is not the primary beneficiary of most of these entities. However, in transactions with entities whose investment at risk is exceptionally thin and where the MTFG Group provides most of the financing, the MTFG Group may ultimately be required to consolidate such entities.

Repackaged Instruments

The MTFG Group has two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

The MTFG Group provides repackaged instruments with features that meet the customer’s needs and preferences through special purpose entities. The MTFG Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the MTFG Group or other financial institutions to modify the cash flows of the underlying financial instruments. The MTFG Group underwrites and markets to its customers the new instruments issued by the special purpose entities.

The MTFG Group also invests in repackaged instruments arranged and issued by third parties.

Financing Vehicle

UNBC deconsolidated UNBC Finance Trust I upon adoption of FIN No. 46 in UNBC’s fiscal year ended December 31, 2003. Following the revisions introduced in FIN No. 46R, MTFG deconsolidated three financing vehicles, BTM (Curacao) Holdings N.V., BTM Finance (Curacao) N.V. and MTBC Finance (Aruba) A.E.C. Since the three finance vehicles are conduits, deconsolidation did not have a material impact on the MTFG Group’s results of operations or financial condition.

On July 28, 2005, MTFG established MTFG Capital Finance Limited, a wholly owned funding vehicle in the Cayman Islands, for the issuance of preferred securities to enhance the flexibility of its capital management. Management has determined that the MTFG Group does not have a significant variable interest in the conduits which would require disclosure or consolidation.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Trust Arrangements

The MTFG Group offers a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases the MTFG Group may assume risks through guarantees or certain protections as provided in the agreements or relevant legislations, the MTFG Group has determined that it will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, the MTFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. Customers receive and absorb expected returns and losses on the performance and operations of trust assets under management of the MTFG Group. Accordingly, the MTFG Group determined that it is generally not a primary beneficiary to any trust arrangements under management as its interests in the trust arrangements are insignificant in most cases.

Other Type of VIEs

The MTFG Group is also a party to other types of VIEs including special purpose entities created to hold assets on behalf of the MTFG Group as an intermediary.

The MTFG Group identified borrowers that were determined to be VIEs due to an insufficient level of equity. The MTFG Group determined that the MTFG Group is not the primary beneficiary of most of these borrowers because of its limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, merchandise trading, distribution, construction and real estate development, independently from the MTFG Group.

13.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MTFG Group’s business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the condensed consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the segments’ total operating profit with income before income taxes and cumulative effect of a change in accounting principle under US GAAP. Management does not use information on segments’ total assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, business segment information on total assets is not available. Management measures the performance of MTFG Group’s business segments primarily by “operating profit” which is a defined term in the regulatory reporting requirements of the FSA.

Effective April 1, 2004, the MTFG Group implemented a new integrated business group system, which integrated the operations of BTM and MTBC in the following three areas—Retail, Corporate and Trust Assets. Although this new measure did not change the relevant legal entities, it is intended to enhance synergies by promoting more effective and efficient collaboration between its subsidiaries. Under this integrated business group system, the holding company formulates strategy for the group on an integrated basis, which is then executed by its subsidiaries. Through this system, MTFG aims to reduce overlapping of functions within the Group, thereby increasing efficiency and realizing the benefits of its group resources and scale of operations. Moreover, through greater integration of MTFG’s shared expertise in the banking, trust and securities businesses, it aims to deliver a more diverse but integrated lineup of products and services for MTFG Group’s customers.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Effective April 1, 2005, the MTFG Group has changed the classification of its business segments and included UNBC as a part of Integrated Corporate Banking Business Group. The MTFG Group has also introduced a unified core deposit concept when measuring the performance of each business segment and made minor changes in its management accounting method. The unified core deposit concept takes into account that, based on historical data, a portion of the Japanese yen short-term deposits of the MTFG Group can be deemed as a long-term source of funding from an interest risk management perceptive, and therefore the interest rate spread gained from the long-term funds should be allocated to the relevant business segments. The presentation for the six months ended September 30, 2004 has been reclassified to conform to the new basis of segmentation and managerial accounting for the six months ended September 30, 2005.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTM, MTBC and Mitsubishi Securities as well as retail product development, promotion and marketing in a single management structure. Retail financial products and services are provided through MTFG Plaza, a new, one-stop, comprehensive financial services channel and other domestic branches.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC consists of BTM’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to its corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of its corporate customers. Regarding UNBC, as of September 30, 2005, BTM owned approximately 61% of UnionBanCal Corporation, a public company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MTBC and the international strengths of BTM. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members.

Treasury—Treasury consists of the treasury business unit at BTM, which conducts asset liability management and liquidity management for BTM, and the global markets business group at MTBC. Treasury provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Other mainly consists of the corporate center of MTFG, BTM and MTBC. The elimination of duplicate amounts of net revenue among business segments is also reflected in Other.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group				Integrated Trust Assets Business Group	Treasury	Other	Total
		Domestic	Overseas	UNBC	Total
	(in billions)
Six months ended September 30, 2004:
Net revenue:	¥217.9	¥325.3	¥71.9	¥145.7	¥542.9	¥25.3	¥143.5	¥(1.8)	¥927.8
BTM and MTBC:	149.8	265.0	53.4	—	318.4	17.5	141.4	(9.1)	618.0
Net interest income	103.7	152.9	25.7	—	178.6	0.2	113.6	(0.8)	395.3
Net fees	37.2	69.4	18.7	—	88.1	17.4	11.2	3.7	157.6
Other	8.9	42.7	9.0	—	51.7	(0.1)	16.6	(12.0)	65.1
Other than BTM and MTBC*	68.1	60.3	18.5	145.7	224.5	7.8	2.1	7.3	309.8
Operating expenses	158.1	132.7	53.0	81.2	266.9	22.7	19.0	47.0	513.7

Operating profit (loss)	¥59.8	¥192.6	¥18.9	¥64.5	¥276.0	¥2.6	¥124.5	¥(48.8)	¥414.1

Six months ended September 30, 2005:
Net revenue:	¥222.3	¥359.9	¥79.8	¥149.4	¥589.1	¥30.7	¥133.3	¥(8.2)	¥967.2
BTM and MTBC:	152.4	288.9	63.3	—	352.2	20.5	131.1	(7.3)	648.9
Net interest income	103.7	139.6	33.9	—	173.5	0.3	91.8	(0.7)	368.6
Net fees	42.4	89.0	19.6	—	108.6	19.4	(0.8)	2.0	171.6
Other	6.3	60.3	9.8	—	70.1	0.8	40.1	(8.6)	108.7
Other than BTM and MTBC*	69.9	71.0	16.5	149.4	236.9	10.2	2.2	(0.9)	318.3
Operating expenses	161.0	142.3	55.3	90.3	287.9	23.9	19.4	45.1	537.3

Operating profit (loss)	¥61.3	¥217.6	¥24.5	¥59.1	¥301.2	¥6.8	¥113.9	¥(53.3)	¥429.9

*	Includes MTFG and subsidiaries other than BTM and MTBC

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Reconciliation

As set forth above, the measurement bases and the income and expense items covered are very different between the internal management reporting system and the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

A reconciliation of the operating profit under the internal management reporting system for the six months ended September 30, 2004 and 2005 presented above to income before income taxes and cumulative effect of a change in accounting principle shown on the condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2004	2005
	(in billions)
Operating profit	¥414	¥430

(Provision) credit for credit losses	(167)	83
Trading account profits (losses)—net	(36)	8
Equity investment securities gains—net	77	71
Debt investment securities gains—net	87	84
Foreign exchange losses—net	(200)	(181)
Minority interest in income of consolidated subsidiaries	(16)	(32)
Other—net	43	(3)

Income before income taxes and cumulative effect of a change in accounting principle	¥202	¥460

Following the MTFG Group’s merger with UFJ Holdings on October 1, 2005, the integrated business group system currently integrates the operations of The Bank of Tokyo-Mitsubishi UFJ Ltd., Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities CO., Ltd.

14.    STOCK-BASED COMPENSATION

As discussed in the consolidated financial statements for the fiscal year ended March 31, 2005, two subsidiaries of MTFG have several stock-based compensation plans. As permitted by the provisions of SFAS No. 123, they account for those stock-based compensation plans by the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees” and related Interpretations; and, no compensation expense has been recognized for stock option grants.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Had the stock-based compensation plans been accounted for under the fair value based method of SFAS No. 123, the MTFG Group’s compensation expense, net income, and net income per share would have been the pro forma amounts indicated in the following table:

	Six months ended September 30,
	2004	2005
	(in millions)
Reported net income	¥131,388	¥302,521
Add: Stock-based employee compensation expense (included in reported net income, net of tax)	9	171
Less: Stock-based employee compensation expense (determined under the fair value based method for all awards, net of tax)	(903)	(866)

Pro forma net income, after stock-based employee compensation expense	¥130,494	¥301,826

	(in yen)
Basic earnings per common share—net income available to common shareholders:
Reported	¥19,700.46	¥45,903.29
Pro forma	19,562.77	45,796.99
Diluted earnings per common share—net income available to common shareholders:
Reported	19,593.10	45,803.88
Pro forma	19,455.65	45,697.58

Compensation expense recognized for stock-based compensation other than stock options for the six months ended September 30, 2004 and 2005 was not significant.

15.    EVENTS SINCE SEPTEMBER 30, 2005

Approval of Dividends

On November 24, 2005, the Board of Directors of MUFG approved payment of cash dividends to the shareholders of record on September 30, 2005 of ¥30,000 per share of Class 3 Preferred stock, totaling ¥3,000 million, and ¥3,000 per share of Common stock, totaling ¥19,616 million.

Establishment of Mitsubishi UFJ Financial Group

On October 1, 2005, the statutory merger between MTFG and UFJ Holdings (“the merger”) was implemented and MUFG was established. On the same day, the new trust bank, Mitsubishi UFJ Trust and Banking Corporation was established by the merger of MTBC and UFJ Trust Bank Limited, and the new securities company, Mitsubishi UFJ Securities Co., Ltd. was established by the merger of Mitsubishi Securities and UFJ Tsubasa Securities Co., Ltd.. On January 1, 2006, the statutory merger between BTM and UFJ Bank was implemented and the new commercial bank, The Bank of Tokyo-Mitsubishi UFJ Ltd. (“BTMU”) was established.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The merger was accounted for by the purchase method of accounting. The purchase price was ¥4,412,159 million and was allocated to UFJ Holdings’ tangible assets and liabilities, identifiable intangible assets and goodwill as follows:

		(in millions)
Total purchase price		¥4,412,159
Less (Add):
Book value of UFJ Holdings’ net assets	2,530,834
UFJ Holdings’ goodwill and other intangible assets	(2,927,411)
Estimated adjustments to reflect assets acquired at fair value
Cash and due from banks	(1,435)
Interest-earning deposits in other banks	(11,275)
Call loans	8,542
Trading account assets	8,926
Investment securities	284,690
Net loans	153,685
Premises and equipment	(43,935)
Accrued interest	3,517
Core deposit intangible assets	576,065
Overdraft relationship intangible assets	50,500
Credit card relationship and co-brand contract right intangible assets	200,389
Trust customer relationship intangible assets	172,700
Asset management relationship intangible assets	39,400
Broker dealer customer relationship intangible assets	3,304
Information technology intangible assets	142,710
Trade name intangible assets	51,672
Other intangible assets	16,463
Deferred tax assets	140,782
Prepaid pension cost included in other assets	(18,131)
Investments in equity method investees included in other assets	46,600
Other assets	(3,965)
Estimated amounts allocated to liabilities assumed at fair value
Deposits	(34,683)
Call money	642
Other short-term borrowings	32,537
Trading account liabilities	445
Accrued interest	(343)
Long-term debt	(161,754)
Accrued pension liability included in other liabilities	(5,163)
Deferred revenues included in other liabilities	107,373
Minority interest included in other liabilities	38,749
Deferred tax liabilities included in other liabilities	(15,487)
Other liabilities	7,397
Total fair value of net assets acquired		1,394,340

Goodwill		3,017,819

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The fair values of the consolidated assets and liabilities of UFJ Holdings as of October 1, 2005 and the allocation of the purchase price are subject to adjustments through the allocation period, as additional information becomes available and additional analysis is performed.

The following is the unaudited condensed statement of net assets acquired that reflects the fair value of the consolidated assets and liabilities of UFJ Holdings as of October 1, 2005.

(in millions)
Assets
Cash and due from banks	¥5,590,859
Interest-earning deposits in other banks	901,936
Call loans, funds sold, and receivables under resale agreements	1,924,364
Receivables under securities borrowing transactions	1,882,198
Trading account assets	4,021,283
Investment securities	21,204,222
Net loans	41,528,245
Premises and equipment	517,875
Accrued interest	103,319
Customers’ acceptance liability	42,752
Intangible assets	1,253,203
Goodwill	3,017,819
Deferred tax assets	168,215
Accounts receivable	618,410
Other assets	1,062,962

Total assets	83,837,662

Liabilities
Deposits	53,372,588
Call money, funds purchased, and payables under repurchase agreements	5,093,769
Payables under securities lending transactions	910,654
Due to trust account and other short-term borrowings	7,949,810
Trading account liabilities	2,353,134
Obligations to return securities received as collateral	798,036
Bank acceptances outstanding	42,752
Accrued interest	88,756
Long-term debt	5,917,173
Accounts payable	1,006,991
Other liabilities	1,891,840

Total liabilities	79,425,503

Net assets acquired including goodwill	¥4,412,159

Capital Alliance between The Norinchukin Bank and the MUFG Group

On November 14, 2005, MUFG and The Norinchukin Bank (“Norinchukin”) agreed that Norinchukin purchase 50,000,000 shares of First Series Class I Stock of UFJ NICOS Co., Ltd. (“UFJ NICOS”), a credit card subsidiary company of UFJ Bank, held by UFJ Bank at market value. The purchase was executed based on an agreement for a strategic business and capital alliance between MUFG and Norinchukin.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Concluded)

Repayment of Public Fund

MUFG repaid ¥579,500 million of public funds injected into the former UFJ Holdings in the form of preferred stock acquired by the Resolution and Collection Corporation (“RCC”), a Japanese Government agency, as described below.

(1) On October 4, 2005, 69,300 shares of Class 8 and 57,850 shares of Class 9 Preferred stock issued by the former UFJ Holdings and held by the RCC were converted into 249,859.96 shares common stock. The aggregate amounts of the conversions were ¥207,900 million and ¥115,700 million respectively. Subsequent to the conversion, the RCC sold the stock to the market.

(2) On December 6, 2005, 51,900 shares of Class 8 and 24,700 shares of Class 12 Preferred stock issued by the former UFJ Holdings and held by the RCC were converted into 122,969.92 shares of common stock. The aggregate amounts of the conversions were ¥155,700 million and ¥24,700 million respectively. Subsequent to the conversion, the RCC sold the stock to the market.

(3) On December 9, 2005, the RCC transferred 17,700 shares of Class 8 and 22,400 shares of Class 12 Preferred stock issued by the former UFJ Holdings to Norinchukin. The face amounts of Preferred stock transferred were ¥53,100 million and ¥22,400 million respectively.

(4) On October 5, 2005 and December 7, 2005, MUFG purchased 256,159 shares and 117,969 shares of common stock, respectively, to facilitate the purchase of common stock issued through the conversions described in (1) and (2) above. The total repurchase prices were ¥358,623 million and ¥192,289 million respectively.

Announcement of Revitalization Plan

On February 17, 2006, MUFG submitted a revitalization plan to the FSA. MUFG was required to submit the revitalization plan because of the preferred stock that MUFG issued to the RCC as part of MTFG’s merger with UFJ Holdings. UFJ Holdings was previously a recipient of public funds from the RCC in the form of a preferred stock investment.

As part of its revitalization plan, MUFG outlined its future business strategies including its goals to achieve cost and revenue synergies by integrating the various operations previously held by MTFG and UFJ Holdings, focusing on its core businesses of retail, corporate and trust assets and ensuring system reliability by fully integrating its IT systems. As part of its revitalization plan, MUFG stated its intent to redeem the preferred shares currently held by the RCC within the fiscal year ending March 31, 2007, subject to its operating results and other factors.

Planned Merger of Credit Card Subsidiaries

On January 26, 2006, MUFG, BTMU, UFJ NICOS and DC Card Co., Ltd. (“DC Card”), a credit card subsidiary of BTMU agreed on the merger of UFJ NICOS and DC Card. The merger is planned to take place on April 1, 2007 with UFJ NICOS being the surviving entity.

* * * * *

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2004			2005
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥3,066,169	¥25,311	1.65%	¥3,811,662	¥55,525	2.91%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	5,977,304	19,437	0.65	5,909,266	29,670	1.00
Trading account assets	5,658,449	23,181	0.82	6,229,685	23,547	0.75
Investment securities	31,763,337	176,931	1.11	33,257,017	205,326	1.23
Loans	50,394,822	450,682	1.78	51,413,414	499,459	1.94

Total interest-earning assets	96,860,081	695,542	1.43	100,621,044	813,527	1.61

Non-interest-earning assets:
Cash and due from banks	4,265,280			5,059,876
Other non-interest-earning assets	8,373,783			8,083,475
Allowance for credit losses	(888,504)			(739,978)

Total non-interest-earning assets	11,750,559			12,403,373

Total average assets	¥108,610,640			¥113,024,417

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Deposits	¥62,797,011	¥94,088	0.30%	¥60,676,878	¥174,525	0.57%
Debentures	119,905	348	0.58	—	—	—
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	10,842,264	30,452	0.56	9,613,618	58,275	1.21
Due to trust account, other short-term borrowings, and trading account liabilities	10,752,593	34,983	0.65	13,243,626	43,445	0.65
Long-term debt	5,060,306	55,745	2.20	6,100,358	50,268	1.64

Total interest-bearing liabilities	89,572,079	215,616	0.48	89,634,480	326,513	0.73

Non-interest-bearing liabilities	15,166,209			18,286,573

Shareholders’ equity	3,872,352			5,103,364

Total average liabilities and shareholders’ equity	¥108,610,640			¥113,024,417

Net interest income and average interest rate spread		¥479,926	0.95%		¥487,014	0.88%

Net interest income as a percentage of total average interest-earning assets			0.99%			0.97%